UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 18, 2024

John Bean Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34036	91-1650317
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

70 West Madison Street, Suite 4400

Chicago, IL 60602

(Address of principal executive offices, including Zip Code)

(312) 861-5900

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	JBT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously announced, on April 4, 2024, John Bean Technologies Corporation, a Delaware corporation (“JBT”), entered into a definitive agreement related to JBT’s previously announced intention to make a voluntary takeover offer (the “Offer”) for all of the issued and outstanding shares of Marel hf., a public limited liability company incorporated under the laws of Iceland (“Marel”). In connection with the Offer, JBT has filed with the Icelandic Supervisory Authority for the Central Bank of Iceland (the “FSA”) for approval a draft prospectus prepared in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”), and in compliance with the requirements set out in Commission Delegated Regulation (EU) 2019/980 of 14 March 2019 (the “Delegated Prospectus Regulation”), with respect to the shares of JBT common stock to be issued in connection with the Offer and the listing and admission to trading on Nasdaq Iceland of certain of such shares of JBT common stock (the “prospectus”). Pursuant to section 18.1.1 of Annex 1 of the Delegated Prospectus Regulation, the prospectus must include or incorporate by reference audited historical financial statements for JBT as of December 31, 2023, 2022 and 2021 and for the years ended December 31, 2023, 2022 and 2021, as well as an audit report in respect of each year. JBT is filing this Current Report on Form 8-K (this “Report”) to provide such audited historical financial statements required under the Prospectus Regulation and the Delegated Prospectus Regulation.

As part of its audited consolidated financial statements, JBT is providing a balance sheet as of December 31, 2021, which has been recast to reflect the sale of JBT’s former AeroTech business segment. Other than including such balance sheet as of December 31, 2021 and making related changes to the notes to its audited consolidated financial statements, no changes have been made to JBT’s audited consolidated financial statements as included in JBT’s Annual Report on Form 10-K for the year ended December 31, 2023.

This Report includes (a) JBT’s audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021, and the related notes, and the related report of PricewaterhouseCoopers LLP, JBT’s independent registered public accounting firm, which are included as Exhibit 99.1, and (b) the consent of PricewaterhouseCoopers LLP consenting to the incorporation by reference in certain of JBT’s registration statements of its report included in Exhibit 99.1, which is included as Exhibit 23.1.

Item 9.01.	Financial Statements and Exhibits.

(a) Financial Statements of JBT

JBT’s audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021, and the related notes, and the related report of PricewaterhouseCoopers LLP, JBT’s independent registered public accounting firm, are filed herewith as Exhibit 99.1 and included herein.

(d) Exhibits

Exhibit No.	Exhibit

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of John Bean Technologies Corporation.

99.1	John Bean Technologies Corporation’s audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021, and the related notes, and the related report of PricewaterhouseCoopers LLP, independent registered public accounting firm of John Bean Technologies Corporation.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

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IMPORTANT NOTICES

This Report is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this Report is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

NOTE TO U.S. SHAREHOLDERS

It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

IMPORTANT ADDITIONAL INFORMATION

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the Offer, JBT has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which contains a preliminary proxy statement/prospectus. Additionally, JBT has filed with the FSA for approval a draft of the prospectus. JBT has also filed a draft offer document with the FSA. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE FORM S-4, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders may obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Following the launch of the Offer, you may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at www.jbtc.com as well as a free copy of the offer document.

PARTICIPANTS IN THE SOLICITATION

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the Offer. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the Offer. You may obtain free copies of these documents as described in the preceding paragraph.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN BEAN TECHNOLOGIES CORPORATION

By:	/s/ Matthew J. Meister
Name:	Matthew J. Meister
Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Dated: June 18, 2024

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Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-152682 and 333-218253) of John Bean Technologies Corporation of our report dated February 23, 2024, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of discontinued operations in the December 31, 2021 consolidated balance sheet as discussed in Note 2, as to which the date is June 18, 2024, relating to the financial statements, financial statement schedule, and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 8-K.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

June 18, 2024

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of John Bean Technologies Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of John Bean Technologies Corporation and its subsidiaries (the “Company”) as of December 31, 2023, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2023 appearing on page 51 (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 9A of the Company’s 2023 Annual Report on Form 10-K. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the methodology for valuing certain inventories to the first-in, first-out (“FIFO”) cost method from the last-in, first-out (“LIFO”) cost method in 2023.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Product Revenue Estimated Costs at Completion

As described in Note 1 to the consolidated financial statements, the Company recognized $615.2 million of product revenue for the year ended December 31, 2023 for over time projects, using the “cost-to-cost” input method. Revenue is recognized over time for refurbishments of customer-owned equipment and for highly customized equipment for which the Company has a contractual, enforceable right to collect payment upon customer cancellation for performance completed to date. As disclosed by management, the “cost-to-cost” input method requires that management measure progress based on costs incurred to date relative to total estimated cost at completion. Cost estimates are based on assumptions and estimates to project the outcome of future events including estimated labor and material costs required to complete open projects.

The principal considerations for our determination that performing procedures relating to revenue recognition – product revenue estimated costs at completion is a critical audit matter are (i) the significant judgment by management when determining the estimated costs at completion, and (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assumptions related to estimated labor and material costs required to complete open projects.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the product revenue recognition process, including controls over the determination of estimated costs at completion. These procedures also included, among others, evaluating and testing management’s process for determining the estimated costs at completion for a sample of contracts, which included evaluating the reasonableness of assumptions related to the estimated labor and material costs required to complete open projects used by management and considering the factors that can affect the accuracy of those estimates. Evaluating the reasonableness of assumptions used involved assessing management’s ability to reasonably estimate costs at completion by (i) testing the completeness and accuracy of underlying data used in the estimate; (ii) performing a comparison of estimated costs for selected contracts to actual costs incurred on similar completed contracts; (iii) evaluating the timely identification of circumstances that may warrant a modification to estimated costs at completion; and (iv) evaluating responses to inquiries with the Company’s project managers regarding the expected remaining efforts.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

February 23, 2024, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of discontinued operations in the December 31, 2021 consolidated balance sheet as discussed in Note 2, as to which the date is June 18, 2024

We have served as the Company’s auditor since 2021.

JOHN BEAN TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
(In millions, except per share data)	2023	2022	2021
Revenue:
Product revenue	$1,498.0	$1,443.1	$1,268.0
Service revenue	166.4	147.2	132.8

Total revenue	1,664.4	1,590.3	1,400.8
Operating expenses:
Cost of products	984.7	973.9	839.6
Cost of services	94.0	87.0	79.1
Selling, general and administrative expense	409.6	389.7	351.4
Restructuring expense	11.4	7.1	5.1

Operating income	164.7	132.6	125.6
Pension expense (income), other than service cost	0.7	—	(1.3)
Interest income	13.4	3.7	3.8
Interest expense	24.3	16.3	11.2

Net income before income taxes	153.1	120.0	119.5
Income tax provision	23.5	16.2	27.0
Equity in net earnings of unconsolidated affiliate	(0.3)	—	—

Income from continuing operations	129.3	103.8	92.5
Income from discontinued operations, net of taxes	453.3	33.6	26.6

Net income	$582.6	$137.4	$119.1

Basic earnings per share:
Income from continuing operations	$4.04	$3.24	$2.89
Income from discontinued operations	14.17	1.05	0.83

Net income	$18.21	$4.29	$3.72

Diluted earnings per share:
Income from continuing operations	$4.02	$3.23	$2.88
Income from discontinued operations	14.11	1.05	0.83

Net income	$18.13	$4.28	$3.71

Weighted average shares outstanding:
Basic	32.0	32.0	32.0
Diluted	32.1	32.1	32.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(In millions)	2023	2022	2021
Net income	$582.6	$137.4	$119.1
Other comprehensive income (loss), net of income taxes
Foreign currency translation adjustments	15.9	(34.5)	1.0
Pension and other post-retirement benefits adjustments	(1.8)	14.6	15.9
Derivatives designated as hedges	(5.6)	13.0	5.6

Other comprehensive income (loss)	8.5	(6.9)	22.5

Comprehensive income	$591.1	$130.5	$141.6

The accompanying notes are an integral part of the consolidated financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions, except per share and number of shares)	December 31, 2023	December 31, 2022	December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	$483.3	$71.7	$76.9
Trade receivables, net of allowances	214.4	200.5	165.2
Contract assets	74.5	65.1	69.0
Inventories	238.9	264.0	183.8
Other current assets	89.1	75.7	66.2
Current assets of discontinued operations	—	249.5	201.4

Total current assets	1,100.2	926.5	762.5
Property, plant and equipment, net of accumulated depreciation of $316.7, $306.0, and $296.7, respectively	248.0	245.4	240.4
Goodwill	779.5	770.1	646.7
Intangible assets, net	388.9	430.1	324.8
Other assets	193.8	183.1	120.5
Non-current assets of discontinued operations	—	85.8	90.2

Total Assets	$2,710.4	$2,641.0	$2,185.1

Liabilities and Stockholders’ Equity
Current Liabilities:
Short-term debt	$—	$0.6	$—
Accounts payable, trade and other	134.6	170.6	136.5
Advance and progress payments	172.0	173.7	168.6
Accrued payroll	59.7	49.5	48.7
Other current liabilities	118.1	111.8	95.2
Current liabilities of discontinued operations	—	117.8	98.7

Total current liabilities	484.4	624.0	547.7
Long-term debt	646.4	977.3	674.4
Accrued pension and other post-retirement benefits, less current portion	24.6	32.0	57.6
Other liabilities	66.1	91.2	107.2
Non-current liabilities of discontinued operations	—	11.1	11.8
Commitments and contingencies (Note 17)
Stockholders’ Equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued in 2023, 2022, or 2021	—	—	—
Common stock, $0.01 par value; 120,000,000 shares authorized; 2023: 31,861,680 issued, and 31,789,698 outstanding; 2022: 31,861,680 issued, and 31,803,721 outstanding; 2021: 31,769,967 issued and outstanding	0.3	0.3	0.3
Common stock held in treasury, at cost; 2023: 71,982 shares; 2022: 57,959 shares; 2021: 0 shares	(7.1)	(5.3)	—
Additional paid-in capital	227.9	220.7	214.1
Retained earnings	1,463.6	894.0	769.4
Accumulated other comprehensive loss	(195.8)	(204.3)	(197.4)

Total stockholders’ equity	1,488.9	905.4	786.4

Total Liabilities and Stockholders’ Equity	$2,710.4	$2,641.0	$2,185.1

The accompanying notes are an integral part of the consolidated financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In millions)	2023	2022	2021
Cash flows from continuing operating activities:
Net income	$582.6	$137.4	$119.1
Less: Income from discontinued operations, net of taxes	453.3	33.6	26.6

Income from continuing operations	129.3	103.8	92.5
Adjustments to reconcile income from continuing operations to cash provided by continuing operating activities:
Depreciation	30.8	30.6	31.7
Amortization	60.5	45.6	40.4
Stock-based compensation	11.4	8.9	5.5
Pension and other post-retirement benefits expense	1.8	1.7	0.9
Deferred income taxes	(21.6)	(19.1)	(3.2)
Other	6.6	8.5	2.7
Changes in operating assets and liabilities:
Trade receivables, net and contract assets	(21.6)	(28.2)	(29.1)
Inventories	26.9	(47.3)	(36.9)
Accounts payable, trade and other	(32.1)	29.1	32.0
Advance and progress payments	(1.6)	(7.6)	46.1
Accrued pension and other post-retirement benefits, net	(12.1)	(3.5)	(13.1)
Income taxes on gain from sale of AeroTech	(133.2)	—	—
Other assets and liabilities, net	29.1	12.7	5.4

Cash provided by continuing operating activities	74.2	135.2	174.9

Cash flows from continuing investing activities:
Proceeds from sale of AeroTech, net	792.8	—	—
Acquisitions, net of cash acquired	(0.1)	(329.7)	(224.5)
Investment in unconsolidated affiliate	(10.4)	—	—
Capital expenditures	(55.1)	(84.6)	(51.7)
Proceeds from disposal of assets	2.1	1.1	5.7
Purchase of marketable securities	(125.0)	—	—
Proceeds from sale of marketable securities	125.0	—	—

Cash provided (required) by continuing investing activities	729.3	(413.2)	(270.5)

Cash flows from continuing financing activities:
Net proceeds from short-term debt	(0.7)	0.4	(2.5)
Payment in connection with modification of credit facilities	—	—	(323.4)
Net (payments) proceeds from domestic credit facilities, net of debt issuance costs	(339.6)	292.3	83.1
Proceeds from issuance of 2026 convertible senior notes, net of issuance costs	—	—	391.4
Purchase of convertible bond hedge	—	—	(65.6)
Proceeds from sale of warrants	—	—	29.5
Settlement of taxes withheld on equity compensation awards	(1.7)	(1.3)	(2.2)
Proceeds from settlement of cross currency swaps	5.8	—	—
Common stock repurchases	(5.1)	(7.7)	—
Dividends	(12.8)	(13.1)	(12.8)
Acquisition date earnout liability and other deferred acquisition payments	—	—	(16.7)

Cash (required) provided by continuing financing activities	(354.1)	270.6	80.8

Net increase (decrease) in cash from continuing operations	449.4	(7.4)	(14.8)

Cash flows from discontinued operations:
Cash required by operating activities of discontinued operations, net	(34.6)	7.1	50.8
Cash required by investing activities of discontinued operations, net	(3.4)	(2.9)	(2.4)

Net cash (required) provided by discontinued operations	(38.0)	4.2	48.4

Effect of foreign exchange rate changes on cash and cash equivalents	(1.2)	(2.5)	(2.3)

Net increase (decrease) in cash and cash equivalents	$410.2	$(5.7)	$31.3

	Year Ended December 31,
(In millions)	2023	2022	2021
Cash and cash equivalents from continuing operations, beginning of period	$71.7	$76.9	$44.3
Add: Cash and cash equivalents from discontinued operations, beginning of period	1.4	1.9	3.2
Add: Net increase (decrease) in cash and cash equivalents	410.2	(5.7)	31.3
Less: Cash and cash equivalents from discontinued operations, end of period	—	(1.4)	(1.9)

Cash and cash equivalents from continuing operations, end of period	$483.3	$71.7	$76.9

Supplemental cash flow information for continuing operations:
Interest paid	20.7	13.0	8.8
Income taxes paid	47.1	27.9	36.4
Income taxes paid on gain from sale of AeroTech	133.2	—	—
Non-cash investing in capital expenditures, accrued but not paid	3.7	11.8	9.3

The accompanying notes are an integral part of the consolidated financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In millions)	Common Stock	Common Stock Held in Treasury	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
December 31, 2020	$0.3	$(1.0)	$229.9	$663.1	$(219.9)	$672.4

Net income	—	—	—	119.1	—	119.1
Issuance of treasury stock	—	1.0	(1.0)	—	—	—
Common stock cash dividends, $0.40 per share	—	—	—	(12.8)	—	(12.8)
Foreign currency translation adjustments, net of income taxes of $(1.6)	—	—	—	—	1.0	1.0
Derivatives designated as hedges, net of income taxes of $(2.0)	—	—	—	—	5.6	5.6
Pension and other post-retirement liability adjustments, net of income taxes of $(5.5)	—	—	—	—	15.9	15.9
Proceeds from sale of warrants	—	—	29.5	—	—	29.5
Purchase of convertible bond hedge, net of income tax of $17.1	—	—	(48.5)	—	—	(48.5)
Stock-based compensation expense	—	—	6.5	—	—	6.5
Taxes withheld on issuance of stock-based awards	—	—	(2.2)	—	—	(2.2)

December 31, 2021	0.3	—	214.2	769.4	(197.4)	786.5

Net income	—	—	—	137.4	—	137.4
Issuance of treasury stock	—	2.4	(2.4)	—	—	—
Share repurchases	—	(7.7)	—	—	—	(7.7)
Common stock cash dividends, $0.40 per share	—	—	—	(12.8)	—	(12.8)
Foreign currency translation adjustments, net of income taxes of $(1.2)	—	—	—	—	(34.5)	(34.5)
Derivatives designated as hedges, net of income taxes of $(4.6)	—	—	—	—	13.0	13.0
Pension and other post-retirement liability adjustments, net of income taxes of $(4.6)	—	—	—	—	14.6	14.6
Stock-based compensation expense	—	—	10.2	—	—	10.2
Taxes withheld on issuance of stock-based awards	—	—	(1.3)	—	—	(1.3)

December 31, 2022	0.3	(5.3)	220.7	894.0	(204.3)	905.4

Net income	—	—	—	582.6	—	582.6
Issuance of treasury stock	—	3.3	(3.3)	—	—	—
Share repurchases	—	(5.1)	—	—	—	(5.1)
Common stock cash dividends, $0.40 per share	—	—	—	(13.0)	—	(13.0)
Foreign currency translation adjustments, net of income taxes of $1.1	—	—	—	—	15.9	15.9
Derivatives designated as hedges, net of income taxes of $1.9	—	—	—	—	(5.6)	(5.6)
Pension and other post-retirement liability adjustments, net of income taxes of $0.4	—	—	—	—	(1.8)	(1.8)
Stock-based compensation expense	—	—	12.2	—	—	12.2
Taxes withheld on issuance of stock-based awards	—	—	(1.7)	—	—	(1.7)

December 31, 2023	$0.3	$(7.1)	$227.9	$1,463.6	$(195.8)	$1,488.9

The accompanying notes are an integral part of the consolidated financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of John Bean Technologies Corporation (JBT, we, or the Company) and all wholly-owned subsidiaries. All intercompany investments, accounts, and transactions have been eliminated.

Discontinued Operations

On August 1, 2023, the Company completed the sale of its former AeroTech business segment (“AeroTech”) to Oshkosh Corporation, a Wisconsin corporation (the “Purchaser”) in exchange for cash consideration of $808.2 million, (the “Transaction”). As a result, the financial results of AeroTech have been presented as discontinued operations in the Consolidated Statements of Income for all periods presented. The assets and liabilities of AeroTech are reflected as assets and liabilities of discontinued operations on the Consolidated Balance Sheets for prior periods presented. The operating results and cash flows of AeroTech have been reported through July 31, 2023, the date immediately prior to the closing date of the Transaction. Amounts pertaining to results of operations, financial condition and cash flows throughout the document are from the Company’s continuing operations unless otherwise noted. Refer to Note 2, Discontinued Operations, for further discussion.

Business Segments

The Company has determined that it operates as a single reportable segment for continuing operations, with the AeroTech reportable segment considered as a discontinued operation as of June 30, 2023. The Company’s Chief Executive Officer is the chief operating decision maker (CODM), who reviews the Company’s financial information presented on a consolidated basis for purposes of allocating resources and evaluating the Company’s financial performance. The key measures reviewed by the CODM for these purposes are most notably Adjusted EBITDA from continuing operations and Adjusted EBITDA margin from continuing operations. Adjusted EBITDA is EBITDA adjusted for items that are not reflective of ongoing operations.

Use of estimates

Preparation of financial statements that follow U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Marketable Securities

The Company may invest portions of its excess cash in different marketable securities. Marketable securities with original maturities of three months or more are classified as held-to-maturity debt securities. Interest income is recorded as it is earned within Interest income in the Consolidated Statements of Income.

Allowance for credit losses

The measurement of expected credit losses under the Current Expected Credit Loss (“CECL”) methodology is applicable to financial assets measured at amortized cost, which includes trade receivables, contract assets, and non-current receivables. An allowance for credit losses under the CECL methodology is determined using the loss rate approach and measured on a collective (pool) basis when similar risk characteristics exist. Where financial instruments do not share risk characteristics, they are evaluated on an individual basis. The CECL allowance is based on relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses as of December 31, 2023, 2022, and 2021 was $4.9 million, $6.5 million, and $5.2 million respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which includes an estimate for excess and obsolete inventories. Inventory costs include those costs directly attributable to products, including all manufacturing overhead but excluding costs to distribute. Cost is determined on the first-in, first-out (“FIFO”) basis.

During the fourth quarter of 2023, the Company changed its methodology for valuing certain inventories to the FIFO cost method from the last-in, first-out (“LIFO”) cost method. The change was applicable to inventories that were previously accounted for on a LIFO basis within both continuing operations and historically owned discontinued operations. The Company concluded that the FIFO basis of accounting is preferable as it provides a better matching of costs and revenues, more closely resembles the physical flow of inventory, better reflects the acquisition cost of inventory on the balance sheet, conforms the Company’s method of valuation to a single method, and results in improved comparability with industry peers.

The effects of this change in accounting principle have been retrospectively applied to all periods presented and a cumulative effect adjustment was recorded to increase the January 1, 2021 inventory balance by $19.4 million, increase current assets of discontinued operations by $28.3 million, and increase retained earnings by $35.3 million, net of tax. The Consolidated Statements of Income for the years ended December 31, 2022 and 2021, Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021, and the Condensed Consolidated Balance Sheet as of December 31, 2022, have been retrospectively adjusted to reflect the change in accounting principle.

The following tables reflect the effect of the change in accounting principle on the consolidated financial statements as of and for the year ended December 31, 2023:

Consolidated Statements of Income

(in millions)	As Computed under LIFO	Effect of Change	As Reported
Cost of products	$986.9	$(2.2)	$984.7
Income tax provision	22.9	0.6	23.5
Income from continuing operations	127.7	1.6	129.3
Income from discontinued operations, net of taxes	478.0	(24.7)	453.3
Net income	605.7	(23.1)	582.6
Basic earnings per share:
Income from continuing operations	$3.99	$0.05	$4.04
Income from discontinued operations	14.94	(0.77)	14.17

Net income	$18.93	$(0.72)	$18.21
Diluted earnings per share:
Income from continuing operations	$3.97	$0.05	$4.02
Income from discontinued operations	14.88	(0.77)	14.11

Net income	$18.85	$(0.72)	$18.13

Consolidated Statements of Comprehensive Income

(In millions)	As Computed under LIFO	Effect of Change	As Reported
Comprehensive income	$614.2	$(23.1)	$591.1

Consolidated Balance Sheets

(in millions)	As Computed under LIFO	Effect of Change	As Reported
Inventories	$212.6	$26.3	$238.9
Other current liabilities	114.0	4.1	118.1
Other liabilities	63.4	2.7	66.1
Retained earnings	1,444.1	19.5	1,463.6

Consolidated Statements of Cash Flows

(In millions)	As Computed under LIFO	Effect of Change	As Reported
Cash flows from continuing operating activities:
Income from continuing operations	$127.7	$1.6	$129.3
Adjustments to reconcile income from continuing operations to cash provided by continuing operating activities:
LIFO expense	2.2	(2.2)	—
Change in operating assets and liabilities from continuing operations:
Other assets and liabilities, net	28.5	0.6	29.1
Cash provided by continuing operating activities	74.2	—	74.2

The following tables reflect the impact to the financial statement line items as a result of the change in accounting principle for the prior periods presented in the accompanying financial statements:

Consolidated Statements of Income

	Year Ended December 31, 2022			Year Ended December 31, 2021
(In millions, except per share data)	As Reported (1)	Effect of Change	As Adjusted	As Reported (1)	Effect of Change	As Adjusted
Cost of products	$977.6	$(3.7)	$973.9	$840.8	$(1.2)	$839.6
Income tax provision	15.3	0.9	16.2	26.7	0.3	27.0
Income from continuing operations	101.0	2.8	103.8	91.6	0.9	92.5
Income from discontinued operations, net of taxes	29.7	3.9	33.6	26.8	(0.2)	26.6
Net income	130.7	6.7	137.4	118.4	0.7	119.1
Basic earnings per share:
Income from continuing operations	$3.15	$0.09	$3.24	$2.86	$0.03	$2.89
Income from discontinued operations	0.93	0.12	1.05	0.84	(0.01)	0.83

Net income	$4.08	$0.21	$4.29	$3.70	$0.02	$3.72
Diluted earnings per share:
Income from continuing operations	$3.14	$0.09	$3.23	$2.85	$0.03	$2.88
Income from discontinued operations	0.93	0.12	1.05	0.84	(0.01)	0.83

Net income	$4.07	$0.21	$4.28	$3.69	$0.02	$3.71

Consolidated Statements of Comprehensive Income

	Year Ended December 31, 2022			Year Ended December 31, 2021
(In millions)	As Reported (1)	Effect of Change	As Adjusted	As Reported (1)	Effect of Change	As Adjusted
Comprehensive income	$123.8	$6.7	$130.5	$140.9	$0.7	$141.6

Consolidated Balance Sheet

	December 31, 2022			December 31, 2021
(In millions)	As Reported (1)	Effect of Change	As Adjusted	As Reported (1)	Effect of Change	As Adjusted
Inventories	$239.8	$24.2	$264.0	$163.3	$20.5	$183.8
Current assets of discontinued operations	216.1	33.4	249.5	173.3	28.1	201.4
Other current liabilities	108.2	3.6	111.8	92.5	2.7	95.2
Other liabilities	79.9	11.3	91.2	97.3	9.9	107.2
Retained earnings	851.3	42.7	894.0	733.4	36.0	769.4

Consolidated Statements of Cash Flows

	Year Ended December 31, 2022			Year Ended December 31, 2021
(In millions)	As Reported (1)	Effect of Change	As Adjusted	As Reported (1)	Effect of Change	As Adjusted
Cash flows from continuing operating activities:
Income from continuing operations	$101.0	$2.8	$103.8	$91.6	$0.9	$92.5
Adjustments to reconcile income from continuing operations to cash provided by continuing operating activities:
LIFO expense	3.6	(3.6)	—	1.1	(1.1)	—
Change in operating assets and liabilities from continuing operations:
Other assets and liabilities, net	11.9	0.8	12.7	5.2	0.2	5.4
Cash provided by continuing operating activities	135.2	—	135.2	174.9	—	174.9

(1)	As Reported represents the consolidated financial statement balances that have been recast for discontinued operations presentation.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements—20 to 35 years; buildings—20 to 50 years; and machinery and equipment—3 to 20 years). Gains and losses are reflected in the Selling, general and administrative expense on the Consolidated Statements of Income upon the sale or retirement of assets. Expenditures that extend the useful lives of property, plant, and equipment are capitalized and depreciated over the estimated new remaining life of the asset. Leasehold improvements are recorded at cost and depreciated over the standard life of the type of asset or the remaining life of the lease, whichever is shorter.

Capitalized software costs

We capitalize costs incurred to purchase software or internal and external costs incurred during the application development stage of software projects. These costs are amortized on a straight-line basis over the estimated useful lives of the assets. For capitalized software, the useful lives range from three to ten years.

We capitalize costs incurred with the implementation of cloud computing arrangements that are service contracts, consistent with our policy for software developed or obtained for internal use.

Goodwill

The Company tests goodwill for impairment annually during the fourth quarter and whenever events occur or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of the Company’s reporting units by first assessing qualitative factors to see if further testing of goodwill is required. Qualitative factors may include, but are not limited to economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting units and other entity and reporting unit specific events. If the Company concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount based on the qualitative assessment, then a quantitative test is required. The Company may also choose to bypass the qualitative assessment and perform the quantitative test. In performing the quantitative test, the Company determines the fair value of a reporting unit using the “income approach” valuation method. The Company uses a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate cost of capital rate. Judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures, and working capital requirements, among others. If the estimated fair value of a reporting unit exceeds its carrying value, the Company considers that goodwill is not impaired. If the estimated fair value of a reporting unit is less than its carrying value, then the goodwill is impaired. The Company calculates the impairment loss by comparing the fair value of the reporting unit less its carrying amount, including goodwill, and would be limited to the carrying value of the goodwill.

The Company completed its annual goodwill impairment test as of October 31, 2023 using a qualitative assessment approach. As a result of this assessment the Company concluded that it is more likely than not that the fair value of each reporting unit exceeds its carrying value, and therefore it determined that none of its goodwill was impaired. Similar conclusions were reached as of October 31, 2022 and 2021.

Acquired intangible assets

Intangible assets with finite useful lives are subject to amortization on a straight-line basis over the expected period of economic benefit, which range from less than 4 years to 24 years. The Company evaluates whether events or circumstances have occurred that warrant a revision to the remaining useful lives of intangible assets. In cases where a revision is deemed appropriate, the remaining carrying amounts of the intangible assets are amortized over the revised remaining useful life.

The carrying values of intangible assets with indefinite lives are reviewed for recoverability on an annual basis, and whenever events occur or changes in circumstances indicate that impairment may have occurred. The facts and circumstances considered include an assessment of the recoverability of the cost of intangible assets from future cash flows to be derived from the use of the asset. It is not possible to predict the likelihood of any possible future impairments or, if such an impairment were to occur, the magnitude of any impairment. However, any potential impairment would be limited to the carrying value of the indefinite-lived intangible asset.

For intangible assets with indefinite lives, the Company also evaluates whether events or circumstances have occurred that warrant a revision of their useful lives from an indefinite life to finite useful life. In cases where a revision is deemed appropriate, the carrying amounts of such intangible assets are amortized over the revised finite useful life.

The Company completed its annual evaluation for impairment of all indefinite-lived intangible assets as of October 31, 2023, which did not result in any impairment. Similar conclusions were reached as of October 31, 2022 and 2021.

Impairment of long-lived assets

Long-lived assets other than goodwill and acquired indefinite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

We have evaluated the current environment as of December 31, 2023 and the year then ended and have concluded there is no event or circumstance that has caused an impairment of our long-lived assets. We will continue to monitor the environment to determine whether the impacts to the Company represent an event or change in circumstances that may trigger a need to assess for useful life revision or impairment.

Equity Method Investment

During the third quarter of 2023, the Company acquired an equity method investment for $10.4 million in InnospeXion ApS, a Danish company, which was recorded in Other assets on the Consolidated Balance Sheet. The Company uses the equity method of accounting when it has significant influence or when it has more than a minor ownership interest or minor influence over an investee’s operations, but does not have a controlling financial interest. Initial investments are recorded at cost (including certain transaction costs) and are adjusted by the Company’s share of the investee’s undistributed earnings and losses. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Revenue recognition

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer.

Performance Obligations & Contract Estimates

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation based on its respective stand-alone selling price and recognized as revenue when, or as, the performance obligation is satisfied.

The Company’s contracts with customers often include multiple promised goods and/or services. For instance, a contract may include equipment, installation, optional warranties, periodic service calls, etc. The Company frequently has contracts for which the equipment and installation are considered a single performance obligation. In these instances the installation services are not separately identifiable as the installation goes above and beyond the basic assembly, set-up and testing and therefore significantly customizes or modifies the equipment. However, the Company also has contracts where the installation services are deemed to be separately identifiable as the nature of these services are considered basic assembly, set-up and testing, and are therefore deemed to be a separate performance obligation. This generally occurs in contracts where the Company manufactures standard equipment.

When a performance obligation is separately identifiable, as defined in ASC 606, Revenue from Contracts with Customers, the Company allocates a portion of the contract price to the obligation and recognizes it separately from the other performance obligations. Contract price allocation among multiple performance obligations is based on the relative standalone selling price of each distinct good or service in the contract. When not sold separately, an estimate of the standalone selling price is determined using expected cost plus a reasonable margin.

The timing of revenue recognition for each performance obligation is either over time as control transfers or at a point in time. The Company recognizes revenue over time for contracts that provide service over a period of time, for refurbishments of customer-owned equipment, and for highly customized equipment for which the Company has a contractual, enforceable right to collect payment upon customer cancellation for performance completed to date. Revenue generated from standard equipment, highly customized equipment contracts without an enforceable right to payment for performance completed to date, as well as aftermarket parts and a portion of aftermarket services sales, are recognized at a point in time.

The Company utilizes the “cost-to-cost” input method to recognize product revenue over time. The Company measures progress based on costs incurred to date relative to total estimated cost at completion. Incurred cost represents work performed, which corresponds with, and therefore depicts, the transfer of control to the customer. Contract costs include labor, material, and certain allocated overhead expense. Material costs are considered incurred, and therefore included in the cost-to-cost measure of progress, when they are used in manufacturing and therefore customize the asset. Cost estimates are based on assumptions and estimates to project the outcome of future events; including the estimated labor and material costs required to complete open projects. During the year, we recognized $615.2 million in revenue for over time projects using the cost-to-cost method.

Revenue attributable to equipment which qualifies as point in time is recognized when customers take control of the asset. For equipment where installation is separately identifiable, the Company generally determines that control transfers when the customer has obtained legal title and the risks and rewards of ownership, which is dependent upon the shipping terms within the contract. For customized equipment where installation is not separately identifiable, but where the Company does not have an enforceable right to payment for performance completed to-date, it defines control transfer as the point in time in which it is able to objectively verify that the customer has the capability of full use of the asset as intended per the contract. Service revenue is recognized over time either proportionately over the period of the underlying contract or when services are complete, depending on the terms of the arrangement.

Any expected losses for a contract are charged to earnings, in total, in the period such losses are identified.

The Company generally bills customers in advance, and progress billings generally are issued upon the completion of certain phases of the work as stipulated in the contract. The Company may extend credit to customers in line with industry standards where it is strategically advantageous.

Research and development

The objectives of the research and development programs are to create new products and business opportunities in relevant fields, and to improve existing products. Research and development costs are expensed as incurred. Research and development expense of $20.5 million, $23.0 million, and $22.0 million for 2023, 2022 and 2021, respectively, is recorded in Selling, general and administrative expense.

Income taxes

The Company’s provision for income taxes includes amounts payable or refundable for the current year, the effects of deferred taxes and impacts from uncertain tax positions, if applicable. We establish deferred tax liabilities or assets for temporary differences between financial and tax reporting basis and subsequently adjust them to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance reducing deferred tax assets when it is more likely than not that such assets will not be realized. Valuation allowances are evaluated periodically and may be subject to change in future reporting periods.

We recognize tax benefits in our financial statements from uncertain tax positions only if it is more likely than not that the tax position will be sustained based on the technical merits of the position. The amount we recognize is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon resolution. Future changes related to the expected resolution of uncertain tax positions could affect tax expense in the period when the change occurs. Interest and penalties related to underpayment of income taxes are classified as income tax expense.

We monitor for changes in tax laws and reflect the impacts of tax law changes in the period of enactment. When there is refinement to tax law changes in subsequent periods, we account for the new guidance in the period when it becomes known.

Stock-based employee compensation

The Company measures compensation cost on restricted stock awards based on the market price of common stock at the grant date and the number of shares awarded. The compensation cost for each award is recognized ratably over the lesser of the stated vesting period or the period until the employee becomes retirement eligible, after taking into account forfeitures.

Foreign currency

Financial statements of operations for which the U.S. dollar is not the functional currency are translated to the U.S. dollar prior to consolidation. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while income statement accounts are translated at the average exchange rate for each period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive loss in stockholders’ equity until the foreign entity is sold or liquidated.

Derivative financial instruments

Derivatives are recognized in the Consolidated Balance Sheets at fair value, with classification as current or non-current based upon the maturity of the derivative instrument. The Company does not offset fair value amounts for derivative instruments held with the same counterparty. Changes in the fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive loss, depending on the type of hedging transaction and whether a derivative is designated as, and is effective as, a hedge.

In the Consolidated Statements of Income, earnings from foreign currency derivatives related to sales and remeasurement of sales-related assets, liabilities and contracts are recorded in revenue, while earnings from foreign currency derivatives related to purchases and remeasurement of purchase-related assets, liabilities and contracts are recorded in cost of products. Earnings from foreign currency derivatives related to cash management of foreign currencies throughout the world and remeasurement of cash are recorded in selling, general and administrative expenses.

When hedge accounting is applied, the Company ensures that the derivative is highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) until the underlying transactions are recognized in earnings. At such time, related deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Effectiveness is assessed at the inception of the hedge. The Company documents the risk management strategy and method for assessing hedge effectiveness at the inception of and throughout the term of each hedge.

The Company’s cross-currency swap agreements synthetically swap U.S. dollar denominated fixed rate debt for Euro denominated fixed rate debt and are designated as net investment hedges for accounting purposes. The gains or losses on these derivative instruments are included in the foreign currency translation component of other comprehensive income until the net investment is sold, diluted, or liquidated. Interest payments received for the cross currency swaps are excluded from the net investment hedge effectiveness assessment and are recorded in interest income on the Consolidated Statements of Income.

For derivatives with components excluded from the assessment of hedge effectiveness, the accumulated gains or losses recorded in accumulated other comprehensive income (loss) on such excluded components in a qualifying cash flow or net investment hedging relationship are reclassified to earnings on a systematic and rational basis over the hedge term.

Cash flows from derivative contracts are reported in the consolidated statements of cash flows in the same categories as the cash flows from the underlying transactions.

Leases

Lessee accounting

The Company leases office space, manufacturing facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide that the Company pays for repairs, property taxes and insurance. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on whether the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. Leases are classified as operating or finance leases at the commencement date of the lease. Operating leases are included in operating lease right of use (“ROU”) assets, other current liabilities, and operating lease liabilities in the Consolidated Balance Sheets, which are reported within other assets, other current liabilities and other liabilities, respectively. Lease liabilities are classified between current and long-term liabilities based on their payment terms. The ROU asset balance for finance leases is included in property, plant, and equipment, net in the Consolidated Balance Sheets. In accordance with the standard, the Company has elected not to recognize leases with terms of less than one year on the Consolidated Balance Sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the implicit rate is generally not readily determinable for most of its leases, the Company uses its incremental borrowing rate at commencement date in determining the present value of lease payments. We determine the incremental borrowing rate for all leases, based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses an unsecured borrowing rate and risk-adjusts that rate to approximate a collateralized rate. The operating lease ROU asset also includes prepaid rent and reflects the unamortized balance of lease incentives. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

The Company does not separate lease and non-lease components for leases other than leases of vehicles and communication equipment. For the asset categories of real estate, manufacturing, office and IT equipment, the Company accounts for the lease and non-lease components as a single lease component.

The Company’s leases may include renewal and termination options, which extend the lease term if the Company concludes that it is reasonably certain that it will exercise the option. The exercise of lease renewal options is at the Company’s sole discretion. Certain leases also include options to purchase the leased property. The depreciable life of the ROU assets are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the Consolidated Statements of Income.

The Company’s lease agreements do not contain any material residual value guarantees.

Lessor accounting

The Company leases certain equipment, such as high capacity industrial extractors, to customers.

In most instances, the Company includes maintenance as a component of the lease agreement. Lease accounting requires lessors to separate lease and non-lease components and further defines maintenance as a non-lease component. The Company combines lease and non-lease components where the components meet both of the following criteria:

•	The timing and pattern of transfer to the lessee of the lease and non-lease component are the same, and

•	The lease component, if accounted for separately, would be classified as an operating lease.

As such, the leased asset and its respective maintenance component are accounted for as a single component.

In certain leases, consumables are included as a non-lease component. For these leases, the components do not qualify for the practical expedient as the timing and pattern of transfer to the lessee are not the same. In these instances, the non-lease component will be accounted for in accordance with ASC 606.

The Company monitors the risk associated with residual value of its leased assets. It reviews on an annual basis or more often as deemed necessary, and adjusted residual values and useful lives of equipment leased to outside parties, as appropriate. Adjustments to residual values result in an adjustment to depreciation expense. The Company’s annual review is based on a long-term view considering historical market price changes, market price trends, and expected life of the equipment.

Lease agreements with the Company’s customers do not contain any material residual value guarantees. Certain lease agreements include terms and conditions resulting in variable lease payments. These payments typically rely upon the usage of the underlying asset.

Certain lease agreements provide renewal options, including some leases with an evergreen renewal option. The exercise of the lease renewal option is at the sole discretion of the lessee. In most instances, the lease can only be terminated in cases of breach of contract. In these instances, termination fees do not apply. Certain lease agreements also allow the lessee to purchase the leased asset at fair market value or a specific agreed upon price. The exercise of the lease purchase option is at the sole discretion of the lessee.

Recently Adopted Accounting Standards

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform—Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides that an entity can elect not to apply certain required modification accounting in U.S. GAAP to contracts where all changes to the critical terms relate to reference rate reform (e.g., the expected discontinuance of LIBOR and the transition to an alternative reference interest rate, etc.). In addition, the rule provides optional expedients and exceptions that enable entities to continue to apply hedge accounting for hedging relationships where one or more of the critical terms change due to reference rate reform. The rule became effective for all entities as of March 12, 2020 and is set to expire after December 31, 2024 as per ASU 2022-06, issued in December 2022. During 2023, the Company adopted the practical expedient provided under ASU 2020-04 related to its debt and interest rate swap arrangements and as such, any amendments are treated as a continuation of the existing agreements and no gain or loss on the modification is recorded.

Recently Issued Accounting Standards Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment profit and loss measures, and provide new segment disclosure requirements for entities with a single reportable segment. The amendments in ASU 2023-07 will be applied retrospectively to all prior periods presented in the financial statements and are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the effect of adopting ASU 2023-07 on its disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes – Improvements to Income Tax Disclosures, which amends Topic 740, Income Taxes. ASU 2023-09 improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in ASU 2023-09 will become effective for the Company as of January 1, 2025 and will be applied on a prospective basis with the option to apply the standard retrospectively. The Company expects ASU 2023-09 to only impact disclosures, with no impacts to results of operations, cash flows, and financial condition.

NOTE 2. DISCONTINUED OPERATIONS

As disclosed in Note 1, on August 1, 2023, the Company completed the sale of AeroTech to the Purchaser in exchange for cash consideration of $808.2 million. The Transaction was completed pursuant to the Stock and Asset Purchase Agreement (“Purchase Agreement”), dated May 26, 2023, by and between the Company and Purchaser to sell AeroTech and is subject to post-closing purchase price adjustments under the Purchase Agreement. The Company recognized a gain on the Transaction of $443.7 million, net of $131.4 million of income taxes on the transaction, which is recognized in Income from discontinued operations within the Consolidated Statements of Income for the year ended December 31, 2023. Income taxes on the transaction were reduced by $17.9 million, driven by a tax benefit allocated to discontinued operations from the sale of a subsidiary in the period ending December 31, 2023. The sale of AeroTech supports the Company’s strategy to become a pure-play food and beverage solutions provider.

In connection with the Transaction, the Company and the Purchaser entered into a Transition Services Agreement (the “TSA”) for the provision of information technology related services for 12 months and of other services for up to 6 months to support the transition of the AeroTech business, subject to the terms and conditions set forth therein. In addition, the TSA provides the Purchaser options to extend the term for information technology related services for up to another 6 months. TSA income is recognized as services are performed, and the income earned is recorded in Selling, general and administrative expense within the Condensed Consolidated Statements of Income to offset the costs incurred to support the TSA. During the year ended December 31, 2023, the Company’s cash inflow from the Purchaser related to the TSA was $1.4 million.

Summarized Discontinued Operations Financial Information

The following table summarizes the results of operations classified as discontinued operations, net of taxes, in the Consolidated Statements of Income for the years ended December 31, 2023, 2022, and 2021.

	Year Ended December 31,
(In millions)	2023	2022	2021
Revenue	$344.1	$575.7	$467.5
Operating expenses:
Cost of sales	285.3	478.8	381.8
Selling, general and administrative expense	45.3	52.1	50.2

Operating income	13.5	44.8	35.5
Interest expense	2.0	1.6	1.3
Gain on sale of AeroTech	557.2	—	—

Income from discontinued operations before income taxes	568.7	43.2	34.2
Income tax provision	115.4	9.6	7.6

Income from discontinued operations, net of taxes	$453.3	$33.6	$26.6

In accordance with ASC 205-20, Allocation of Interest to Discontinued Operations, the Company elected to allocate interest expense to discontinued operations for the Company’s debt that is not directly attributed to the AeroTech business. Interest expense was allocated based on a ratio of net assets of discontinued operations to the sum of consolidated net assets and consolidated debt.

The following table provides a reconciliation of the carrying amounts of the major classes of assets and liabilities which are included in assets and liabilities of discontinued operations in the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021, respectively:

(In millions)	December 31, 2022	December 31, 2021
Assets:
Cash and cash equivalents	$1.4	$1.9
Trade receivables, net of allowances	98.5	73.9
Contract assets	24.5	25.5
Inventories	116.1	93.9
Other current assets	9.0	6.2

Total current assets of discontinued operations	$249.5	$201.4

Property, plant and equipment, net of accumulated depreciation of $40.4 and $42.5, respectively	$24.5	$27.2
Goodwill	37.7	38.1
Intangible assets, net	15.3	17.7
Other assets	8.3	7.2

Total non-current assets of discontinued operations	$85.8	$90.2

Liabilities:
Accounts payable	$66.4	$49.5
Advance and progress payments	20.9	21.6
Other current liabilities	30.5	27.6

Total current liabilities of discontinued operations	$117.8	$98.7

Total non-current liabilities of discontinued operations	$11.1	$11.8

NOTE 3. ACQUISITIONS

During 2022 and 2021, the Company acquired 100% of the voting equity of five businesses. The Company did not make any acquisitions during 2023. A summary of the acquisitions made during 2022 and 2021 is as follows:

Date	Type	Company/Product Line	Location

September 1, 2022	Stock	Bevcorp, LLC (“Bevcorp”)	Eastlake, Ohio

A provider of beverage processing and packaging solutions in blending, handling, filling, and closing technologies. The Bevcorp acquisition expands the Company’s presence in the ready-to-drink carbonated beverage production market and provides significant cross-selling opportunity in filling and seaming food and beverage applications.

July 1, 2022	Stock	Alco-food-machines GmbH & Co. KG (“Alco”)	Bad Iburg, Germany

A provider of further food processing equipment and production lines for a broad range of food applications. The Alco acquisition extends the Company’s capabilities in further processing offerings and strengthens existing full line offerings.

November 2, 2021	Stock	Urtasun Tecnología Alimentaria S.L (“Urtasun”)	Navarra, Spain

A provider of fruit and vegetable processing solutions, particularly in the fresh packaged and frozen markets. The Urtasun acquisition extends the Company’s capabilities in providing fruit and vegetable processing solutions.

July 2, 2021	Stock	CMS Technology, Inc (“Prevenio”)	Bridgewater, New Jersey

A provider of innovative food safety solutions primarily for the poultry industry as well as produce applications. Prevenio provides a pathogen protection solution through its anti-microbial delivery equipment that enhances food safety and integrity, and creates a safer work environment for its customers and their employees. This acquisition enhances the Company’s recurring revenue portfolio and furthers its investment in solutions that support its customers’ daily operations.

February 28, 2021	Stock	AutoCoding Systems Ltd. (“ACS”)	Cheshire, U.K.

A provider of a central command solution for the integration of packaging process devices. The ACS acquisition extends the Company’s capabilities in packaging line equipment and associated devices, including coding and label inspection and verification.

Each acquisition has been accounted for as a business combination. Tangible and identifiable intangible assets acquired and liabilities assumed were recorded at their respective estimated fair values. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to acquisition-driven anticipated cost savings and revenue enhancement synergies coupled with the assembled workforce acquired.

(In millions)	Bevcorp(1)	Alco(2)	Urtasun(3)	Prevenio(4)	ACS(5)	Total
Financial assets	$20.8	$9.1	$8.8	$8.1	$2.9	$49.7
Inventories	33.1	11.7	3.4	0.2	0.7	49.1
Property, plant and equipment	5.5	0.9	3.2	4.1	—	13.7
Customer relationship (6)	127.0	9.2	11.0	41.0	3.7	191.9
Patents and acquired technology (6)	3.8	4.7	6.0	17.5	3.4	35.4
Trademarks (6)	10.0	3.2	2.2	0.7	0.8	16.9
Financial liabilities	(18.7)	(19.9)	(7.8)	(3.4)	(2.9)	(52.7)

Total identifiable net assets	$181.5	$18.9	$21.1	$53.1	$7.7	$282.3
Cash consideration paid	$294.9	$44.0	$44.2	$173.3	$16.8	$573.2
Cash acquired	5.7	3.9	4.8	3.5	1.1	19.0

Net consideration	$289.2	$40.1	$39.4	$169.8	$15.7	$554.2
Goodwill (7)	$113.4	$25.1	$23.1	$120.2	$9.1	$290.9

(1)

The purchase accounting for Bevcorp was final as of March 31, 2023. During the quarter ended March 31, 2023, the Company recorded an increase in cash consideration paid of $1.1 million due to finalization of the working capital adjustments, and refined estimates for financial liabilities by ($1.0) million, resulting in a corresponding net increase in residual goodwill of $0.1 million for Bevcorp.

(2)

The purchase accounting for Alco was final as of June 30, 2023. During the quarter ended March 31, 2023, the Company made no significant measurement period adjustments for this acquisition. During the quarter ended June 30, 2023, the Company recorded a decrease in cash consideration paid by $1.1 million due to the finalization of the working capital adjustments, resulting in a corresponding decrease in goodwill for Alco.

(3)	The purchase accounting for Urtasun was final as of September 30, 2022.

(4)	The purchase accounting for Prevenio was final as of June 30, 2022.

(5)	The purchase accounting for ACS was final as of December 31, 2021.

(6)

The acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from four to twenty-four years. The intangible assets acquired in 2022 and 2021 have weighted average useful lives of twenty-two years for trademarks, eighteen years for customer relationship, and eight years for patents and acquired technology.

(7)	The Company expects goodwill of $135.4 million from these acquisitions to be deductible for income tax purposes.

NOTE 4. INVENTORIES

Inventories as of December 31, consisted of the following:

(In millions)	2023	2022	2021
Raw materials	$28.7	$33.6	$28.6
Work in process	48.1	54.6	39.2
Finished goods	181.8	195.0	134.5

Gross inventories before valuation adjustments	258.6	283.2	202.3
Valuation adjustments	(19.7)	(19.2)	(18.5)

Net inventories	$238.9	$264.0	$183.8

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, consisted of the following:

(In millions)	2023	2022	2021
Land and land improvements	$15.2	$14.9	$16.3
Buildings	119.6	113.1	111.6
Machinery and equipment	408.3	401.3	389.4
Construction in process	21.6	22.1	19.8

	564.7	551.4	537.1
Accumulated depreciation	(316.7)	(306.0)	(296.7)

Property, plant and equipment, net	$248.0	$245.4	$240.4

NOTE 6. OTHER ASSETS

Other assets as of December 31, consisted of the following:

	2023		2022		2021
(In millions)	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Capitalized software	$119.0	$49.9	$120.7	$34.9	$70.6	$30.8
Cloud computing arrangement implementation costs	31.6	9.4	11.8	4.8	9.0	3.3
Other	102.5	—	90.3	—	75.0	—

Total other assets	$253.1	$59.3	$222.8	$39.7	$154.6	$34.1

Capitalized software amortization expense was $14.4 million, $4.5 million, and $3.7 million for 2023, 2022, and 2021, respectively. Amortization expense related to cloud computing arrangement implementation costs was $2.2 million, $1.3 million, and $1.3 million for 2023, 2022, and 2021, respectively.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill were as follows:

(In millions)
Balance as of January 1, 2021	$505.7
Acquisitions	150.9
Currency translation	(9.9)

Balance as of December 31, 2021	646.7
Acquisitions	141.0
Currency translation	(17.6)

Balance as of December 31, 2022	770.1
Acquisitions	(1.0)
Currency translation	10.4

Balance as of December 31, 2023	$779.5

Intangible assets consisted of the following:

	2023		2022		2021
(In millions)	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$424.6	$148.0	$420.8	$118.6	$292.2	$97.8
Patents and acquired technology	173.3	109.1	169.6	90.6	169.5	79.2
Trademarks	54.3	16.7	53.1	14.6	42.3	12.8
Indefinite lived intangibles assets	10.5	—	10.4	—	10.6	—
Other	8.8	8.8	8.6	8.6	8.7	8.7

Total intangible assets	$671.5	$282.6	$662.5	$232.4	$523.3	$198.5

Intangible asset amortization expense was $46.1 million, $41.1 million, and $36.7 million for 2023, 2022 and 2021, respectively. Annual amortization expense for intangible assets is estimated to be $44.2 million in 2024, $43.2 million in 2025, $41.5 million in 2026, $38.1 million in 2027, and $34.1 million in 2028.

NOTE 8. DEBT

The components of the Company’s borrowings as of December 31, were as follows:

(In millions)	Maturity Date	2023	2022	2021
Revolving credit facility (1)	December 14, 2026	$250.0	$584.6	$282.9
Less: unamortized debt issuance costs		(0.8)	(2.2)	(1.2)

Revolving credit facility, net		$249.2	$582.4	$281.7
Convertible senior notes (2)	May 15, 2026	$402.5	$402.5	$402.5
Less: unamortized debt issuance costs		(5.3)	(7.6)	(9.8)

Convertible senior notes, net		$397.2	$394.9	$392.7
Long-term debt, net		$646.4	$977.3	$674.4

(1)	Weighted-average interest rate at December 31, 2023 was 6.75%
(2)	Effective interest rate for the Notes (as defined below) for the quarter ended December 31, 2023 was 0.82%

Components of interest expense recognized for the 0.25% Convertible Senior Notes due 2026 (the “Notes”) were as follows for the years ended December 31:

(In millions)	2023	2022	2021
Contractual interest expense	$1.0	$1.0	$0.6
Interest cost related to amortization of issuance costs	2.2	2.2	1.3

Total interest expense	$3.2	$3.2	$1.9

Five-year Revolving Credit Facility

On June 19, 2018, the Company entered into a Credit Agreement (the “Credit Agreement”) with Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto. The Credit Agreement provided for a $1 billion revolving credit facility that matures in June 2023. The borrowings under the Credit Agreement were used to repay in full all outstanding indebtedness under the previous credit agreement. On May 25, 2021, the Company entered into the first amendment to the Credit Agreement to permit the issuance of the Convertible Senior Notes described below. On December 14, 2021, the Company entered into the second amendment to increase its borrowing limit from $1 billion to $1.3 billion, extend the maturity of the Credit Agreement from June 2023 to December 2026, and modified the leverage calculation to differentiate between secured debt and total debt. Revolving loans under the credit facility bear interest, at the Company’s option, at 1) SOFR (subject to a floor rate of zero) plus 10 basis points, or 2) an alternative base rate (which is the greater of Wells Fargo’s Prime Rate, the Federal Funds Rate plus 50 basis points, or SOFR (subject to a floor rate of zero) plus 1.1% , plus, in each case, a margin dependent on the leverage ratio.

The Company is required to make periodic interest payments on borrowed amounts and to pay an annual commitment fee of 15.0 to 30.0 basis points, depending on its leverage ratio. As of December 31, 2023, the Company had $250.0 million drawn on and $1,043.8 million of availability under the revolving credit facility. The ability to use this availability is limited by the leverage ratio covenant described below.

The obligations under the Credit Agreement are guaranteed by the Company’s domestic and certain foreign subsidiaries and subsequently formed or acquired subsidiaries (the “Guarantors”). The obligations under the Credit Agreement are secured by a first-priority security interest in substantially all of the Guarantor’s tangible and intangible personal property and a pledge of the capital stock of permitted borrowers and certain Guarantors.

The Company’s credit facility includes restrictive covenants that, if not met, could lead to renegotiation of its credit facility, a requirement to repay its borrowings, and/or a significant increase in its cost of financing. Restrictive covenants include a minimum interest coverage ratio, a maximum leverage ratio, as well as certain events of default.

Convertible Senior Notes

On May 28, 2021, the Company closed a private offering of $402.5 million aggregate principal amount of the Company’s 0.25% Convertible Senior Notes due 2026 (the “Notes”) to qualified institutional buyers, resulting in net proceeds of approximately $392.2 million after deducting initial purchasers’ discounts of the Notes. Interest on the Notes has accrued from May 28, 2021 and is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021, at a rate of 0.25% per year. The Notes will mature on May 15, 2026 unless earlier converted, redeemed or repurchased. No sinking fund is provided for the Notes.

The initial conversion rate of the Notes is 5.8958 shares of the Company’s common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $169.61 per share. The conversion rate of the Notes is subject to adjustment upon the occurrence of certain specified events. In addition, upon the occurrence of a make-whole fundamental change (as defined in the indenture governing the Notes (the “Indenture”)) or upon a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change or notice of redemption, as the case may be.

On or after March 20, 2024, the Company has the option to redeem for cash all or part of the Notes, if the last reported sales price of the Company’s common stock (the “common stock”) has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides redemption notice, during any 30 consecutive trading days ending on, and including, the last trading day immediately before the date the Company sends the related redemption notice. The redemption price of each Note to be redeemed will be the principal amount of such note, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company redeems less than all the outstanding Notes, at least $100 million aggregate principal amount of Notes must be outstanding and not subject to redemption as of the relevant redemption notice date.

Prior to the close of business on the business day immediately preceding February 15, 2026, the Notes are convertible at the option of the holders only under the following circumstances:

•

during any calendar quarter commencing after the calendar quarter ending on September 30, 2021 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•

during the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate on each such trading day;

•

if the Company calls such Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the Notes called (or deemed called) for redemption; or

•	upon the occurrence of certain corporate events, as specified in the Indenture governing the Notes.

At any time on or after February 15, 2026, holders may convert their Notes at their option, and in multiples of $1,000 principal amount, without regard to the foregoing circumstances. Upon conversion, the Company will pay cash up to the aggregate principal amount of the Notes and for the remainder of our conversion obligation in excess of the aggregate principal amount will pay or deliver cash, shares of common stock, or a combination of cash and shares of common stock at the Company’s election.

The Notes were not convertible during the year ended December 31, 2023 and none have been converted to date. Also given the daily average market price of the common stock has not exceeded the exercise price since inception, there is no impact to the diluted earnings per share.

Upon the occurrence of a fundamental change (as defined in the Indenture), subject to certain conditions, holders may require the Company to repurchase for cash all or any portion of their Notes in multiples of $1,000 principal amounts, at its repurchase price, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Notes are senior unsecured obligations and rank equally in right of payment with all of the Company’s existing unsubordinated debt and senior in right of payment to any future debt that is expressly subordinated in right of payment to the Notes. The Notes will be effectively subordinated to any of the Company’s existing and future secured debt to the extent of the assets securing such indebtedness.

The Indenture includes customary terms and covenants, including certain events of default after which the Notes may become due and payable immediately.

Convertible Note Hedge Transactions

In conjunction with the Notes, the Company paid an aggregate amount of $65.6 million for the Convertible Note Hedge Transactions (the “Hedge Transactions”). The Hedge Transactions cover, subject to anti-dilution adjustments substantially similar to those in the Notes, approximately 2.4 million shares of the Company’s common stock. These are the same number of shares initially underlying the Notes, at a strike price of $169.61, subject to customary adjustments. The Hedge Transactions will expire upon the maturity of the Notes, subject to earlier exercise or termination.

The Hedge Transactions are expected generally to reduce the potential dilutive effect of the conversion of the Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of the converted Notes, in the event that the market price per share of the Company’s common stock, as measured under the terms of the Hedge Transactions, is greater than the Hedge Transactions strike price of $169.61. The Hedge Transactions meet the criteria in ASC 815-40 to be classified within Stockholders’ Equity, and therefore these transactions are not revalued after their issuance.

The Company made a tax election to integrate the Notes and the Hedge Transactions. The accounting impact of this tax election makes the Hedge Transactions deductible as original issue discount interest for tax purposes over the term of the note, and resulted in a $17.1 million deferred tax asset recorded as an adjustment to Additional paid-in capital on the Balance Sheet as of December 31, 2023 and 2022.

Warrant Transactions

In addition, concurrently with entering into the Hedge Transactions, the Company separately entered into privately-negotiated Warrant Transactions (the “Warrant Transactions”), whereby the Company sold to the counterparties warrants to acquire, collectively, subject to anti-dilution adjustments, 2.4 million shares of its common stock at an initial strike price of $240.02 per share. The Company received aggregate proceeds of $29.5 million from the Warrant Transactions with the counterparties, with such proceeds partially offsetting the costs of entering into the Hedge Transactions. The warrants expire in August 2026. If the market value per share of the common stock, exceeds the strike price of the warrants, the warrants will have a dilutive effect on our earnings per share, unless the Company elects, subject to certain conditions, to settle the warrants in cash. The warrants meet the criteria in ASC 815-40 to be classified within Stockholders’ Equity, and therefore the warrants are not revalued after issuance.

NOTE 9. INCOME TAXES

Domestic and foreign components of income from continuing operations before income taxes and non-controlling interests for the years ended on December 31, are shown below:

(In millions)	2023	2022	2021
Domestic	$65.8	$46.6	$40.4
Foreign	87.3	73.4	79.1

Income before income taxes	$153.1	$120.0	$119.5

The provision for income taxes related to income from continuing operations for the years ended on December 31, consisted of:

(In millions)	2023	2022	2021
Current:
Federal	$17.7	$16.1	$1.6
State	5.2	5.0	0.5
Foreign	22.2	14.2	28.1

Total current	$45.1	$35.3	$30.2

Deferred:
Federal	$(18.9)	$(14.0)	$(1.5)
State	(2.9)	(2.9)	1.3
Foreign	0.2	(2.2)	(3.0)

Total deferred	$(21.6)	$(19.1)	$(3.2)

Provision for income taxes	$23.5	$16.2	$27.0

The Company included in the tax provision for the year ended December 31, 2021 an immaterial correction of the rate applied since 2017 to a deferred tax liability associated with an investment in a subsidiary.

Significant components of deferred tax assets and liabilities at December 31, were as follows:

(In millions)	2023	2022	2021
Deferred tax assets attributable to:
Accrued pension and other postretirement benefits	$5.9	$8.8	$14.2
Accrued expenses and accounts receivable allowances	12.4	16.0	18.4
Loss carryforwards	8.7	6.9	7.9
Inventories	8.4	9.9	5.5
Stock-based compensation	5.8	4.2	3.3
Operating lease liabilities	10.2	10.6	8.7
Convertible bond	8.5	11.7	15.2
Research and development costs	42.2	24.7	—
Credit carryforwards	3.2	5.4	5.5
Other	4.7	3.3	—

Total deferred tax assets	$110.0	$101.5	$78.7
Valuation allowance	(6.0)	(2.6)	(4.9)

Deferred tax assets, net of valuation allowance	$104.0	$98.9	$73.8
Deferred tax liabilities attributable to:
Investment in subsidiary	$9.4	$9.3	$8.7
Property, plant and equipment	21.3	26.1	25.1
Goodwill and intangibles	60.1	67.9	70.6
Right to use lease assets	10.1	10.6	8.6
Net investment hedges	3.2	7.7	3.2

Total deferred tax liabilities	$104.1	$121.6	$116.2

Net deferred tax liabilities	$(0.1)	$(22.7)	$(42.4)

Included in deferred tax assets are tax benefits related to net operating loss carryforwards attributable to foreign and domestic operations. The net tax effect of state and foreign loss carryforwards at year-end 2023 totaled $7.6 million. Of this amount, $7.1 million are available to offset future taxable income in several jurisdictions indefinitely, and $0.5 million are available to offset future taxable income through 2042. Of the tax effected losses, approximately $2.0 million in Belgium and the Netherlands are subject to a full valuation allowance, as management has concluded that, based on the available evidence, it is more likely than not that the deferred tax assets will not be fully utilized.

Included in deferred tax assets at December 31, 2023 are $2.9 million of research and development credit carryforwards, of which $2.6 million are U.S. state credits that will expire beginning in 2030, if unused. Of the $2.6 million, approximately $0.6 million are subject to a full valuation allowance, as management has concluded that, based on the available evidence, it is more likely than not that the deferred tax assets will not be fully utilized.

The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	2023	2022	2021
Statutory U.S. federal tax rate	21%	21%	21%
Net difference resulting from:
Research and development tax incentives	(5)	(7)	(4)
Foreign earnings subject to different tax rates	2	3	4
State income taxes	2	2	2
Foreign tax credits	(5)	(6)	(2)
Effect of UK law change	—	—	4
Global intangible low-taxed income (GILTI)	5	6	—
Stock based compensation - excess tax benefit	—	(2)	—
Remeasurement of deferred tax liability	—	—	(4)
Valuation allowance	3	1	—
Disposition of subsidiary	(7)	—	—
Other	(1)	(4)	2

Total difference	(6)%	(7)%	2%

Effective income tax rate	15%	14%	23%

The Company considers the unremitted earnings of certain foreign subsidiaries indefinitely reinvested. With respect to these subsidiaries, the Company has not provided deferred taxes on unremitted earnings of approximately $108 million. The amount of unrecognized deferred tax liabilities associated with these earnings is approximately $3.3 million.

As of December 31, 2023, the Company has recorded estimated deferred taxes of $9.4 million for income and withholding taxes related to the Company’s foreign subsidiaries that are not permanently reinvested.

As of December 31, 2023 the Company had approximately $0.3 million of unrecognized tax benefits that, if recognized, would impact the Company’s effective tax rate.

The Organization for Economic Co-operation and Development (OECD) has established a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two), with certain aspects of Pillar Two effective January 1, 2024 and other aspects effective January 1, 2025, depending on the jurisdictions in which the Company operates. While it is uncertain whether the U.S. will enact legislation to adopt Pillar Two, certain countries in which the Company operates have enacted legislation, and other countries are in the process of introducing legislation, to implement Pillar Two. The Company does not expect Pillar Two to have a material impact on the effective tax rate, consolidated results of operation, financial position, or cash flows.

In our major jurisdictions, including the United States, Belgium, Brazil, the Netherlands, Sweden, and the United Kingdom, tax years are typically subject to examination for three to five years.

NOTE 10. PENSION AND POST-RETIREMENT AND OTHER BENEFIT PLANS

The Company sponsors qualified and nonqualified defined benefit pension plans that together cover many of its U.S. employees. The plans provide defined benefits based on years of service and final average salary. The Company also sponsors a noncontributory plan that provides post-retirement life insurance benefits (“OPEB”) to some of its U.S. employees. Non-U.S. based employees are eligible to participate in either Company-sponsored or government-sponsored benefit plans to which the Company contributes. The Company also sponsors separate defined contribution plans that cover substantially all of its U.S. employees and some non-U.S. employees.

The funded status of is pension plans, together with the associated balances recognized in its consolidated financial statements as of December 31, 2023, 2022, and 2021 were as follows:

(In millions)	2023	2022	2021
Projected benefit obligation at January 1	$269.2	$357.7	$384.0
Service cost	1.1	1.7	2.2
Interest cost	12.8	7.4	6.4
Actuarial (gain) loss	6.9	(76.2)	(13.8)
Plan participants’ contributions	0.2	0.2	0.2
Benefits paid	(17.8)	(16.9)	(16.5)
Currency translation adjustments	1.7	(4.7)	(4.8)

Projected benefit obligation at December 31	$274.1	$269.2	$357.7

Fair value of plan assets at January 1	$237.7	$301.7	$290.8
Company contributions	11.9	3.3	13.0
Actual return on plan assets	17.2	(49.7)	15.3
Plan participants’ contributions	0.2	0.2	0.2
Benefits paid	(17.8)	(16.9)	(16.5)
Currency translation adjustments	0.7	(0.9)	(1.1)

Fair value of plan assets at December 31	$249.9	$237.7	$301.7

Funded status of the plans (liability) at December 31	$(24.2)	$(31.5)	$(56.0)

Amounts recognized in the Consolidated Balance Sheets at December 31
Other current liabilities	(1.6)	(1.5)	(0.9)
Accrued pension and other post-retirement benefits, less current portion	(22.6)	(30.0)	(55.1)

Net amount recognized	$(24.2)	$(31.5)	$(56.0)

The liability associated with the OPEB plan included in the consolidated financial statements was $2.2 million, $2.3 million, and $2.6 million as of December 31, 2023, 2022, and 2021 respectively.

Amounts recognized in accumulated other comprehensive loss at December 31, 2023, 2022, and 2021 were $179.2 million, $177.3 million, and $196.2 million, respectively for pensions, and $(0.3) million, $(0.4) million, and $(0.2) million for the OPEB plan, respectively. These amounts were primarily unrecognized actuarial gains and losses.

The accumulated benefit obligation for all pension plans was $268.8 million, $265.0 million, and $350.6 million at December 31, 2023, 2022, and 2021, respectively. All pension plans had accumulated benefit obligations in excess of plan assets as of December 31, 2023. For the year ended December 31, 2023, accumulated benefit obligation for the pension plans increased primarily due to actuarial losses incurred from the decrease in discount rates driven by a decrease in bond yields.

Pension costs (income) for the years ended December 31, were as follows:

(In millions)	2023	2022	2021
Service cost	$1.1	$1.7	$2.2
Interest cost	12.8	7.4	6.4
Expected return on plan assets	(17.1)	(15.7)	(15.6)
Amortization of net actuarial loss	5.0	8.0	7.7
Settlement loss recognized	—	0.2	0.1

Total costs	$1.8	$1.6	$0.8

OPEB plan costs were not material for the years ended December 31, 2023, 2022, and 2021.

Pre-tax changes in projected benefit obligations and plan assets recognized in other comprehensive loss during 2023 for the OPEB plan were not material and for the pension plans were as follows:

(In millions)	Pensions
Actuarial gain	$6.8
Amortization of net actuarial loss	(5.0)

Net income recognized in other comprehensive income	$1.8

Total recognized in net periodic benefit cost and other comprehensive income	$3.6

The Company uses a corridor approach to recognize actuarial gains and losses that result from changes in actuarial assumptions. The corridor approach defers all actuarial gains and losses resulting from changes in assumptions in other accumulated other comprehensive income (loss), such as those related to changes in the discount rate and differences between actual and expected returns on plan assets. These unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the higher of the market-related value of the assets or the projected benefit obligation for each respective plan. The amortization is on a straight-line basis over the life expectancy of the plan’s participants for the frozen plans and the expected remaining service periods for the other plans.

Beginning in 2010, the U.S. defined benefit plans were frozen to new entrants and future benefit accruals for non-union participants were discontinued.

The following weighted-average assumptions were used to determine the benefit obligations for the pension plans:

	2023	2022	2021
Discount rate	4.74%	5.02%	2.67%
Rate of compensation increase	2.56%	2.55%	3.77%

The following weighted-average assumptions were used to determine net periodic benefit cost for the pension plans:

	2023	2022	2021
Discount rate	5.00%	2.86%	2.32%
Rate of compensation increase	2.56%	2.55%	3.77%
Expected rate of return on plan assets	6.08%	5.42%	5.58%

The estimate of the expected rate of return on plan assets is based primarily on the historical performance of plan assets, asset allocation, current market conditions and long-term growth expectations.

Plan assets

The Company’s pension investment strategy balances the requirements to generate returns using higher-returning assets, such as equity securities, with the need to control risk in the pension plan with less volatile assets, such as fixed-income securities. Risks include, among others, the likelihood of the pension plans being underfunded, thereby increasing their dependence on Company contributions. The assets are managed by professional investment firms and performance is evaluated against specific benchmarks.

Target asset allocations and actual allocations as of December 31, 2023, 2022, and 2021 were as follows:

	Target	2023	2022	2021
Equity	0% - 15%	—%	29%	36%
Fixed income	60% - 100%	88%	64%	59%
Real estate and other	0% - 15%	8%	6%	4%
Cash	0% - 10%	4%	1%	1%

		100%	100%	100%

Actual pension plans’ asset holdings by category and level within the fair value hierarchy are presented in the following table:

	As of December 31, 2023			As of December 31, 2022			As of December 31, 2021
(In millions)	Total	Level 1	Level 2	Total	Level 1	Level 2	Total	Level 1	Level 2
Cash and cash equivalents	$8.7	$8.7	$—	$2.8	$2.8	$—	$2.4	$2.4	$—
Equity securities:
All caps(1)	—	—	—	15.6	—	15.6	25.6	—	25.6
International(2)	—	—	—	39.2	—	39.2	64.8	—	64.8
Infrastructure(3)	—	—	—	10.3	10.3	—	14.8	14.8	—
Fixed income securities:
Government securities(4)	55.2	—	55.2	32.5	—	32.5	34.6	—	34.6
Corporate bonds(5)	125.8	—	125.8	109.3	—	109.3	135.1	8.0	127.1
Other investments(6)	15.3	—	15.3	13.7	—	13.7	12.7	—	12.7

Total assets at fair value	$205.0	$8.7	$196.3	$223.4	$13.1	$210.3	$290.0	$25.2	$264.8

Investments valued using NAV as a practical expedient(7)	44.7			14.3			11.8

Total assets	$249.7			$237.7			$301.8

(1)	Includes funds that invest in large, medium and small cap equity securities.
(2)	Includes funds that invest primarily in international equity securities.
(3)	Includes funds that invest primarily in infrastructure equity securities.
(4)	Includes U.S. government securities and funds that invest primarily in U.S. government bonds, including treasury inflation protected securities.
(5)	Includes funds that invest in investment grade bonds, high yield bonds and mortgage-backed fixed income securities.
(6)	Includes funds that invest primarily in commodities and investments in insurance contracts held by the Company’s foreign pension plans.
(7)	The Company elected the practical expedient to characterize certain new investments which are measured at net asset values (“NAV”) that have not been classified in the fair value hierarchy.

The fair value of assets classified as Level 1 is based on unadjusted quoted prices in active markets for identical assets. The fair value of assets classified as Level 2 is based on quoted prices for similar assets or based on valuations made using inputs that are either directly or indirectly observable as of the reporting date. Such inputs include net asset values reported at a minimum on a monthly basis by investment funds or contract values provided by the issuing insurance company. The Company is able to sell any of its investment funds with notice of no more than 30 days. For more information on the fair value hierarchy, see Note 17. Fair Value of Financial Instruments.

Contributions

The Company expects to contribute $3.5 million to its pension and other post-retirement benefit plans in 2024. The pension contributions will be primarily for the non-U.S. pension plans. All of the contributions are expected to be in the form of cash.

Estimated future benefit payments

The following table summarizes expected benefit payments from various pension benefit plans through 2032. Actual benefit payments may differ from expected benefit payments.

(In millions)	Pensions
2024	$18.6
2025	19.7
2026	20.8
2027	19.8
2028	19.5
2029-2033	98.3

Savings Plans

U.S. and some international employees participate in defined contribution savings plans that the Company sponsors. These plans generally provide company matching contributions on participants’ voluntary contributions and/or company non-elective contributions. Additionally, certain highly compensated employees participate in a non-qualified deferred compensation plan, which also allows for company matching contributions and company non-elective contributions on compensation in excess of the Internal Revenue Code Section 401(a) (17) limit. The expense for matching contributions was $13.6 million, $11.9 million, and $10.4 million in 2023, 2022 and 2021, respectively.

NOTE 11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income or loss (“AOCI”) represents the cumulative balance of other comprehensive income, net of tax, as of the Balance Sheet date. For the Company, AOCI is composed of adjustments related to pension and other post-retirement benefits plans, derivatives designated as hedges, and foreign currency translation adjustments. Changes in the AOCI balances for the years ended December 31, 2023 and 2022 by component are shown in the following table:

(In millions)	Pension and Other Post- retirement Benefits(1)	Derivatives Designated as Hedges(1)	Foreign Currency Translation(1)	Total(1)
Balance as of January 1, 2021	$(161.4)	$(3.8)	$(54.7)	$(219.9)
Other comprehensive income (loss) before reclassification	10.1	4.3	3.1	17.5
Amounts reclassified from accumulated other comprehensive income	5.8	1.3	(2.1)	5.0

Balance as of December 31, 2021	$(145.5)	$1.8	$(53.7)	$(197.4)
Other comprehensive income (loss) before reclassification	8.5	14.7	(36.7)	(13.5)
Amounts reclassified from accumulated other comprehensive income	6.1	(1.7)	2.2	6.6

Balance as of December 31, 2022	$(130.9)	$14.8	$(88.2)	$(204.3)
Other comprehensive income (loss) before reclassification	(5.5)	2.4	17.0	13.9
Amounts reclassified from accumulated other comprehensive income	3.7	(8.0)	(1.1)	(5.4)

Balance as of December 31, 2023	$(132.7)	$9.2	$(72.3)	$(195.8)

(1)	All amounts are net of income taxes.

Reclassification adjustments from AOCI into earnings for pension and other post-retirement benefits plans for the year ended December 31, 2023 were $5.0 million of charges to pension expense (income), other than service cost, net of $1.3 million income tax benefit. Reclassification adjustments for derivatives designated as hedges for the year ended December 31, 2023 were $10.8 million of interest income, net of $2.8 million income tax provision. Reclassification adjustments for foreign currency translation related to net investment hedges for the year ended December 31, 2023 were $1.5 million of benefit in interest expense, net of $0.4 million income tax provision.

Reclassification adjustments from AOCI into earnings for pension and other post-retirement benefits plans for the year ended December 31, 2022 were $8.2 million of charges to pension expense (income), other than service cost, net of $2.1 million income tax benefit. Reclassification adjustments for derivatives designated as hedges for the year ended December 31, 2022 were $2.4 million of benefit in interest expense, net of $0.7 million income tax provision. Reclassification adjustments for foreign currency translation related to net investment hedges for the year ended December 31, 2022 were $2.9 million of benefit in interest expense, net of $0.7 million in provision for income taxes.

Reclassification adjustments from AOCI into earnings for pension and other post-retirement benefits plans for the year ended December 31, 2021 were $7.8 million of charges to pension expense (income), other than service cost, net of $2.0 million income tax benefit. Reclassification adjustments for derivatives designated as hedges for the year ended December 31, 2021 were $1.8 million of interest expense, net of $0.5 million income tax benefit. Reclassification adjustments for foreign currency translation related to net investment hedges for the year ended December 31, 2021 were $2.9 million of benefit in interest expense, net of $0.8 million in provision for income taxes.

NOTE 12. STOCK-BASED COMPENSATION

The Company recorded stock-based compensation expense and related income tax effects for the years ended December 31, as follows:

(In millions)	2023	2022	2021
Stock-based compensation expense	$11.4	$8.9	$5.5

Tax benefit recorded in consolidated statements of income	$2.9	$4.6	$1.9

As of December 31, 2023, there was $16.0 million of unrecognized stock-based compensation expense for outstanding awards expected to be recognized over a weighted average period of 1.8 years.

Incentive Compensation Plan

The Company sponsors a stock-based compensation plan (the “Incentive Compensation Plan”) that provides certain incentives and awards to its officers, employees, directors and consultants. The Incentive Compensation Plan allows the Compensation Committee (the “Committee”) of the Board of Directors to make various types of awards to eligible individuals. Awards that may be issued include common stock, stock options, stock appreciation rights, restricted stock and stock units.

Restricted stock unit awards specify any applicable performance goals, the time and rate of vesting and such other provisions as determined by the Committee. Restricted stock units generally vest after 3 years of service, but may also vest upon a change of control as defined in the Incentive Compensation Plan. The 2017 Incentive Compensation Plan was approved by stockholders in May 2017. The 2017 Incentive Compensation Plan replaced the prior incentive compensation plan (the “2008 Incentive Compensation Plan”). The aggregate number of shares of common stock that are authorized for issuance under the 2017 Incentive Compensation Plan is (i) 1,000,000 shares, plus (ii) the number of shares of common stock that remained available for issuance under the 2008 Incentive Compensation Plan on the effective date of the 2017 Incentive Compensation Plan, plus (iii) the number of shares of common stock that were subject to outstanding awards under the 2008 Incentive Compensation Plan on the effective date of the 2017 Incentive Compensation Plan that are canceled, forfeited, returned or withheld without the issuance of shares thereunder.

Impact of Retirement on Outstanding Awards

In the event of an executive officer’s retirement from the Company upon or after attaining age 62 and a specified number of years of service, any nonvested awards remain outstanding after retirement and vest on the originally scheduled vesting date. This permits flexibility in retirement planning, permits the Company to provide an incentive for the vesting period and does not penalize employees who receive awards as incentive compensation when they retire.

Restricted Stock Units

A summary of the nonvested restricted stock units as of December 31, 2023 and changes during the year is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2022	413,736	$84.91
Granted	195,051	$109.28
Vested	(52,616)	$114.70
Forfeited	(65,918)	$118.22

Nonvested at December 31, 2023	490,253	$82.17

The Company grants time-based and performance-based restricted stock units with a vesting period of one to three years, but vesting periods can vary based on the discretion of the Committee. The fair value of these awards is determined using the market value of common stock on the grant date. Compensation cost is recognized over the lesser of the stated vesting period or the period until the employee meets the retirement eligible age and service requirements under the plan.

The number of shares to be issued for performance-based restricted stock units awards made in 2023, 2022, and 2021, is dependent upon performance over the three year period ending December 31st of the respective term, with respect to cumulative diluted earnings per share from continuing operations and average operating return on invested capital (ROIC). The payout for 2023 grants of performance-based units is also dependent and may increase or decrease by 20% if the Company’s three year total shareholder return is within the top quartile or bottom quartile, respectively, of the comparator group of the Standard & Poor’s 1500 Industrial Machinery index. ROIC is defined as net income plus after tax net interest expense divided by average invested capital, which is an average of total shareholders equity plus debt plus future pension expenses held in AOCI less cash and cash equivalents. Based on results achieved in 2023, 2022, and 2021, and the forecasted amounts over the remainder of the performance period, the Company expects to issue a total of 80,839, 68,608, and 19,702, shares at the vesting dates in February 2026, February 2025, and March 2024, respectively. Compensation cost has been measured in 2023 based on these expectations.

The following summarizes values for restricted stock activity in each of the years in the three year period ended December 31:

	2023	2022	2021
Weighted-average grant-date fair value of restricted stock units granted	$109.28	$107.53	$142.32
Fair value of restricted stock vested (in millions)	$5.6	$14.5	$7.9

NOTE 13. STOCKHOLDERS’ EQUITY

The following is a summary of capital stock activity (in shares) for the year ended December 31, 2023:

	Common Stock Outstanding	Common Stock Held in Treasury
December 31, 2022	31,803,721	57,959
Stock awards issued	35,969	(35,969)
Treasury stock purchases	(49,992)	49,992

December 31, 2023	31,789,698	71,982

On December 1, 2021, the Board authorized a share repurchase program of up to $30 million of the Company’s common stock, effective January 1, 2022 through December 31, 2024, which replaced the prior share repurchase program. Shares may be purchased from time to time in open market transactions, subject to market conditions. Repurchased shares become treasury shares, which are accounted for using the cost method and are intended to be used for future awards under the Incentive Compensation Plan.

NOTE 14. REVENUE RECOGNITION

Transaction price allocated to the remaining performance obligations

The Company has estimated that $678.2 million in revenue is expected to be recognized in the future periods related to remaining performance obligations from the Company’s contracts with customers outstanding as of December 31, 2023. The Company expects to complete these obligations and recognize 93% as revenue in 2024 and the remainder in 2025.

Disaggregation of Revenue

In the following table, revenue is disaggregated by type of good or service, primary geographical market, and timing of recognition. The table also includes a reconciliation of the disaggregated revenue to total revenue.

	December 31,
(In millions)	2023	2022	2021
Type of Good or Service
Recurring (1)	$845.6	$751.1	$662.0
Non-recurring (1)	818.8	839.2	738.8

Total	$1,664.4	$1,590.3	$1,400.8
Geographical Region (2)
North America	$1,014.4	$958.1	$777.0
Europe, Middle East and Africa	421.4	395.0	364.0
Asia Pacific	143.3	140.6	174.2
Latin America	85.3	96.6	85.6

Total	$1,664.4	$1,590.3	$1,400.8
Timing of Recognition
Point in Time	$848.0	$796.3	$661.2
Over Time	816.4	794.0	739.6

Total	$1,664.4	$1,590.3	$1,400.8

(1)

Recurring revenue includes revenue from aftermarket parts and services, re-build services on customer owned equipment, operating leases of equipment, and subscription-based software applications. Non-recurring revenue includes new equipment and installation and the sale of software licenses.

(2)	Geographical region represents the region in which the end customer resides.

Contract balances

The timing of revenue recognition, billings and cash collections results in trade receivables, contract assets, and advance and progress payments (contract liabilities). Contract assets exist when revenue recognition occurs prior to billings. Contract assets are transferred to trade receivables when the right to payment becomes unconditional (i.e., when receipt of the amount is dependent only on the passage of time). Conversely, the Company often receives payments from its customers before revenue is recognized, resulting in contract liabilities. These assets and liabilities are reported on the Balance Sheet as contract assets and within advance and progress payments, respectively, on a contract-by-contract net basis at the end of each reporting period.

Contract asset and liability balances for the period were as follows:

	Balances as of
(In millions)	December 31, 2023	December 31, 2022	December 31, 2021
Contract Assets	$74.5	$65.1	$69.0
Contract Liabilities	156.5	161.2	156.5

The revenue recognized during the year ended December 31, 2023, 2022 and 2021 that was included in contract liabilities at the beginning of the period amounted to $150.0 million, $135.4 million, and $100.1 million respectively. The Company assumed contract liabilities from acquisitions in the amount of $19.1 million and $2.5 million in the years 2022 and 2021, respectively. The remainder of the change from December 31, 2023, December 31, 2022 and December 31, 2021 is driven by the timing of advance and milestone payments received from customers, customer returns, and fulfillment of performance obligations. There were no significant changes in the contract balances other than those described above.

NOTE 15. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (“EPS”) from net income for the respective periods and basic and diluted shares outstanding:

(In millions, except per share data)	2023	2022	2021
Basic earnings per share:
Income from continuing operations	$129.3	$103.8	$92.5
Income from discontinued operations, net of tax	453.3	33.6	26.6

Net income	$582.6	$137.4	$119.1

Weighted average number of shares outstanding	32.0	32.0	32.0

Basic earnings per share from:
Continuing operations	$4.04	$3.24	$2.89
Discontinued operations	14.17	1.05	0.83

Net income	$18.21	$4.29	$3.72

Diluted earnings per share:
Income from continuing operations	$129.3	$103.8	$92.5
Income from discontinued operations, net of tax	453.3	33.6	26.6

Net income	$582.6	$137.4	$119.1

Weighted average number of shares outstanding	32.0	32.0	32.0
Effect of dilutive securities:
Restricted stock	0.1	0.1	0.1

Total shares and dilutive securities	32.1	32.1	32.1

Diluted earnings per share from:
Continuing operations	$4.02	$3.23	$2.88
Discontinued operations	14.11	1.05	0.83

Net income	$18.13	$4.28	$3.71

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS AND CREDIT RISK

Derivative financial instruments

All derivatives are recorded as assets or liabilities in the Consolidated Balance Sheets at their respective fair values. For derivatives designated as cash flow hedges, the unrealized gain or loss related to the derivatives is recorded in Other comprehensive income (loss) until the hedged transaction affects earnings. The Company assesses at inception of the hedge whether the derivative in the hedging transaction will be highly effective in offsetting changes in cash flows of the hedged item. Changes in the fair value of derivatives that do not meet the criteria for designation as a hedge are recognized in earnings.

Foreign Exchange: The Company manufactures and sells products in a number of countries throughout the world and, as a result, the Company is exposed to movements in foreign currency exchange rates. The Company’s major foreign currency exposures involve the markets in Western Europe, South America and Asia. Some sales and purchase contracts contain embedded derivatives due to the nature of doing business in certain jurisdictions, which the Company takes into consideration as part of its risk management policy. The purpose of foreign currency hedging activities is to manage the economic impact of exchange rate volatility associated with anticipated foreign currency purchases and sales made in the normal course of business. The Company primarily utilizes forward foreign exchange contracts with maturities of less than one year in managing this foreign exchange rate risk. The Company has not designated these forward foreign exchange contracts, which had a notional value at December 31, 2023 of $520.9 million, as hedges and therefore does not apply hedge accounting.

The fair values of our foreign currency and commodity derivative assets are recorded within other current assets and other assets, and the fair values of foreign currency and commodity derivative liabilities are recorded within other current liabilities and other liabilities. The following table presents the fair value of foreign currency derivatives and embedded derivatives included within the Balance Sheet:

	As of December 31, 2023		As of December 31, 2022		As of December 31, 2021
(In millions)	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Total	$13.6	$3.0	$4.5	$7.2	$10.6	$9.4

A master netting arrangement allows counterparties to net settle amounts owed to each other as a result of separate offsetting derivative transactions. The Company enters into master netting arrangements with its counterparties when possible to mitigate credit risk in derivative transactions by permitting it to net settle for transactions with the same counterparty. However, the Company does not net settle with such counterparties. As a result, the Company presents derivatives at their gross fair values in the Consolidated Balance Sheets.

As of December 31, 2023 and 2022, information related to these offsetting arrangements was as follows:

(In millions)	As of December 31, 2023
Offsetting of Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Amount Presented in the Consolidated Balance Sheets	Amount Subject to Master Netting Agreement	Net Amount
Derivatives	$25.8	$—	$25.8	$(2.3)	$23.5

Offsetting of Liabilities	As of December 31, 2023
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Amount Presented in the Consolidated Balance Sheets	Amount Subject to Master Netting Agreement	Net Amount
Derivatives	$2.3	$—	$2.3	$(2.3)	$—

(In millions)	As of December 31, 2022
Offsetting of Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Amount Presented in the Consolidated Balance Sheets	Amount Subject to Master Netting Agreement	Net Amount
Derivatives	$33.0	$—	$33.0	$(3.0)	$30.0

Offsetting of Liabilities	As of December 31, 2022
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Amount Presented in the Consolidated Balance Sheets	Amount Subject to Master Netting Agreement	Net Amount
Derivatives	$7.3	$—	$7.3	$(3.0)	$4.3

(In millions)	As of December 31, 2021
Offsetting of Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Amount Presented in the Consolidated Balance Sheets	Amount Subject to Master Netting Agreement	Net Amount
Derivatives	$17.5	$—	$17.5	$(7.3)	$10.2

Offsetting of Liabilities	As of December 31, 2021
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Amount Presented in the Consolidated Balance Sheets	Amount Subject to Master Netting Agreement	Net Amount
Derivatives	$9.1	$—	$9.1	$(7.3)	$1.8

The following table presents the location and amount of the loss on foreign currency derivatives and on the remeasurement of assets and liabilities denominated in foreign currencies, as well as the net impact recognized in the Consolidated Statements of Income:

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income
(In millions)		2023	2022	2021
Foreign exchange contracts	Revenue	$2.0	$(7.4)	$(1.1)
Foreign exchange contracts	Cost of sales	(0.2)	(3.7)	(0.1)
Foreign exchange contracts	Selling, general and administrative expense	0.4	2.2	1.0
Commodity contracts	Income from discontinued operations	—	(0.7)	—

Total		$2.2	$(9.6)	$(0.2)
Remeasurement of assets and liabilities in foreign currencies		(1.6)	9.3	(0.8)

Net gain (loss)		$0.6	$(0.3)	$(1.0)

Interest Rates: The Company has entered into four interest rate swaps executed in March 2020 with a combined notional amount of $200 million expiring in April 2025, and one interest rate swap executed in May 2020 with a notional amount of $50 million expiring in May 2025. These interest rate swaps fix the interest rate applicable to certain of the Company’s variable-rate debt. The agreements swap one-month SOFR for fixed rates. The Company has designated these swaps as cash flow hedges and all changes in fair value of the swaps are recognized in accumulated other comprehensive income (loss).

At December 31, 2023, the fair value of these derivatives designated as cash flow hedges is recorded in the Consolidated Balance Sheet as other assets of $12.3 million and as accumulated other comprehensive income, net of tax, of $9.2 million. At December 31, 2022, the fair value of these derivatives designated as cash flow hedges is recorded in the Consolidated Balance Sheet as other assets of $19.9 million and as accumulated other comprehensive income, net of tax, of $14.8 million. At December 31, 2021, the fair value of these derivatives designated as cash flow hedges is recorded in the Consolidated Balance Sheet as other assets of $2.4 million and as accumulated other comprehensive income, net of tax, of $1.7 million.

Net Investment: In July 2018, the Company entered into cross currency swap agreements that synthetically swap $116.4 million of fixed rate debt to Euro denominated fixed rate debt. The agreements were designated as net investment hedges for accounting purposes. Accordingly, the gains or losses on these derivative instruments were included in the foreign currency translation component of other comprehensive income. The agreements matured in July 2023 resulting in cash proceeds and a gain of $5.8 million that is recognized in Accumulated other comprehensive loss on the Consolidated Balance Sheet as of December 31, 2023. Coupons received for the cross currency swaps are excluded from the net investment hedge effectiveness assessment and are recorded in interest expense on the Consolidated Statements of Income. Coupon interest from cross currency swap agreements recorded in interest expense is $1.5 million, $2.9 million, and $2.9 million for the years ended December 31, 2023, 2022, and 2021, respectively.

At December 31, 2022, the fair value of these derivatives designated as net investment hedges is recorded in the Consolidated Balance Sheet as other current assets of $9.9 million and as accumulated other comprehensive income, net of tax, of $7.3 million. At December 31, 2021, the fair value of these derivatives designated as net investment hedges is recorded in the Consolidated Balance Sheet as other assets of $5.5 million and as accumulated other comprehensive income, net of tax, of $4.1 million.

Refer to Note 17. Fair Value of Financial Instruments, for a description of how the values of the above financial instruments are determined.

Credit risk

By their nature, financial instruments involve risk including credit risk for non-performance by counterparties. Financial instruments that potentially subject the Company to credit risk primarily consist of trade receivables and derivative contracts. The Company manages the credit risk on financial instruments by transacting only with financially secure counterparties, requiring credit approvals and establishing credit limits, and monitoring counterparties’ financial condition. The Company’s maximum exposure to credit loss in the event of non-performance by the counterparty, for all receivables and derivative contracts as of December 31, 2023, is limited to the amount outstanding on the financial instrument. Allowances for losses are established based on collectability assessments. Refer to Note 1. Summary of Significant Accounting Policies for a description of how allowance for credit loss is determined on financial assets measured at amortized cost, which includes Trade receivables, Contract assets, and non-current receivables.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities that the Company can assess at the measurement date.

•

Level 2: Observable inputs other than those included in Level 1 that are observable for the asset or liability, either directly or indirectly. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Financial assets and financial liabilities measured at fair value on a recurring basis are as follows:

	As of December 31, 2023				As of December 31, 2022				As of December 31, 2021
(In millions)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets:
Investments	$10.8	$10.8	$—	$—	$12.1	$12.1	$—	$—	$13.5	$13.5	$—	$—
Derivatives	25.9	—	25.9		34.3	—	34.3		18.4	—	18.4

Total assets	$36.7	$10.8	$25.9	$—	$46.4	$12.1	$34.3	$—	$31.9	$13.5	$18.4	$—

Liabilities:
Derivatives	$3.0	$—	$3.0	$—	$7.2	$—	$7.2	$—	$9.4	$—	$9.4	$—

Total liabilities	$3.0	$—	$3.0	$—	$7.2	$—	$7.2	$—	$9.4	$—	$9.4	$—

Investments represent securities held in a trust for the non-qualified deferred compensation plan. Investments are classified as trading securities and are valued based on quoted prices in active markets for identical assets that the Company has the ability to access. As of December 31, 2023, $0.3 million of investments are recorded in other current assets in the Consolidated Balance Sheet related to investments that are expected to be redeemed within the next twelve months. The remaining investments are reported separately in other assets on the Consolidated Balance Sheets. Investments include an unrealized gain of $1.7 million as of December 31, 2023, unrealized loss of $3.9 million as of December 31, 2022, and an unrealized gain of $0.5 million as of December 31, 2021.

The Company uses the income approach to measure the fair value of derivative instruments on a recurring basis. This approach calculates the present value of the future cash flow by measuring the change between the derivative contract rate and the published market indicative currency rate, multiplied by the contract notional values, and applying an appropriate discount rate as well as a factor of credit risk.

The carrying amounts of cash and cash equivalents, trade receivables and payables, as well as financial instruments included in other current assets and other current liabilities, approximate fair values because of their short-term maturities.

The carrying values and the estimated fair values of debt financial instruments as of December 31 were as follows:

	2023		2022		2021
(In millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Convertible senior notes	$397.2	$361.6	$394.9	$344.7	$392.7	$448.8
Revolving credit facility, expires December 14, 2026	250.0	250.0	584.6	584.6	282.9	282.9
Other	—	—	0.6	0.6	—	—

The carrying values of the Company’s revolving credit facility recorded in long-term debt on the Balance Sheet approximate their fair values due to their variable interest rates. The fair value of the Convertible senior notes is estimated using Level 2 inputs as they are not registered securities nor listed on any securities exchange but may be traded by qualified institutional buyers.

NOTE 18. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is at times subject to pending and threatened legal actions, some for which the relief or damages sought may be substantial. Although the Company is not able to predict the outcome of such actions, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on results of operations or financial position. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known.

Liabilities are established for pending legal claims only when losses associated with the claims are judged to be probable, and the loss can be reasonably estimated. In many lawsuits and arbitration, it is not considered probable that a liability has been incurred or not possible to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no liability would be recognized until that time.

Guarantees and Product Warranties

In the ordinary course of business with customers, vendors and others, the Company issues standby letters of credit, performance bonds, surety bonds and other guarantees. These financial instruments, which totaled approximately $20.0 million at December 31, 2023, represent guarantees of future performance. The Company also has provided approximately $6.1 million of bank guarantees and letters of credit to secure a portion of its existing financial obligations. The majority of these financial instruments expire within one year; the Company expects to replace them through the issuance of new or the extension of existing letters of credit and surety bonds.

In some instances, the Company guarantees its customers’ financing arrangements. The Company is responsible for payment of any unpaid amounts but will receive indemnification from third parties for eighty-five percent of the contract values. In addition, the Company generally retains recourse to the equipment sold. As of December 31, 2023, the gross value of such arrangements was $2.1 million, of which the Company’s net exposure under such guarantees was $0.4 million.

The Company provides warranties of various lengths and terms to certain customers based on standard terms and conditions and negotiated agreements. The Company provides for the estimated cost of warranties at the time revenue is recognized for products where reliable, historical experience of warranty claims and costs exists. The Company also provides a warranty liability when additional specific obligations are identified. The warranty obligation reflected in other current liabilities in the Consolidated Balance Sheets is based on historical experience by product and considers failure rates and the related costs in correcting a product failure. Warranty cost and accrual information were as follows:

(In millions)	2023	2022	2021
Balance at beginning of the year	$10.8	$9.4	$8.1
Expenses for new warranties	9.9	9.5	8.6
Adjustments to existing accruals	(0.2)	(0.6)	(0.7)
Claims paid	(10.8)	(8.4)	(6.6)
Added through acquisition	—	1.3	0.3
Translation	0.2	(0.4)	(0.3)

Balance at end of year	$9.9	$10.8	$9.4

NOTE 19. LEASES

Lessee Accounting

The components of the Company’s lease costs for the years ended December 31, were as follows:

(In millions)	2023	2022	2021
Fixed lease cost	$16.5	$15.1	$13.6
Variable lease cost	4.0	3.0	2.0

Total operating lease cost	$20.5	$18.1	$15.6

Included within operating lease costs are short-term lease costs, which were $1.4 million, $1.3 million, and $0.9 million for the years ended December 31, 2023, 2022, and 2021, respectively, and sublease income which was immaterial for the years ended December 31, 2023, 2022, and 2021. The Company’s finance lease cost was immaterial for the years ended December 31, 2023, 2022, and 2021.

Supplemental cash flow information related to the Company’s leases for the years ended December 31, was as follows:

(In millions)	2023	2022	2021
Operating cash flows from operating leases	$15.0	$12.8	$12.2
Right-of-use assets obtained in exchange for new operating lease liabilities	$10.8	$12.0	$18.3

Financing cash flows from finance leases were immaterial for the years ended December 31, 2023, 2022, and 2021. Right-of-use assets obtained in exchange for new finance lease liabilities were $1.2 million for the year ended December 31, 2023 and immaterial for the years ended December 31, 2022, and 2021.

Supplemental balance sheet information related to the Company’s leases as of December 31, was as follows:

(In millions)	Balance Sheet Classification	2023	2022	2021
Lease ROU assets:
Operating	Other assets	$37.3	$37.5	$30.7
Finance (a)	Net property, plant and equipment	4.7	4.0	3.2

Total lease ROU assets		$42.0	$41.5	$33.9

Lease liabilities:
Current:
Operating	Other current liabilities	$12.2	$10.5	$9.5
Finance (a)	Other current liabilities	0.9	0.5	—
Long-term:
Operating	Other liabilities	27.2	29.1	23.0
Finance (a)	Other liabilities	1.4	0.9	—

Total lease liabilities		$41.7	$41.0	$32.5

(a)

Finance leases include real estate leases for which the Company is a lessee for an indefinite lease term. However, these finance leases have no lease liability outstanding as of December 31, 2023 as no amounts are due under the lease.

The following table presents the weighted-average remaining lease term and discount rates for the leases for which the Company is the lessee:

(In millions)	2023	2022	2021
Weighted-average remaining lease term (years)
Operating leases	4.3	5.3	2.9
Finance leases(a)	3.0	3.0	4.3
Weighted-average discount rate
Operating leases	5.3%	4.7%	4.0%
Finance leases(a)	5.9%	4.7%	4.1%

(a)	Excludes real estate finance leases for which the Company is a lessee for an indefinite lease term and has no lease liability outstanding as of December 31, 2023.

The majority of ROU assets and lease liabilities, approximately 83%, relate to real estate leases, with the remaining amount primarily comprised of vehicle leases.

Maturity of operating and finance lease liabilities as of December 31, 2023, in millions:

	Operating Leases	Finance Leases
Year 1(a)	$13.8	$1.0
Year 2	10.7	0.8
Year 3	6.8	0.5
Year 4	4.8	0.2
Year 5	3.0	—
After Year 5	5.0	—

Total lease payments	$44.1	$2.5
Less: Interest on lease payments	(4.7)	(0.2)

Present value of lease liabilities	$39.4	$2.3

(a) Represents the next 12 months

Refer to Note 21. Related Party Transactions for details of operating lease agreements with related parties.

Lessor Accounting

Operating Leases:

The following tables provide the required information regarding operating leases for which the Company is the lessor.

Operating Lease Revenue:

(In millions)	December 31, 2023	December 31, 2022	December 31, 2021
Fixed payment revenue	$63.8	$65.4	$66.1
Variable payment revenue	33.8	33.1	24.9

Total	$97.6	$98.5	$91.0

Operating Lessor Maturity Analysis as of December 31, 2023, in millions:

Year 1(a)	$40.3
Year 2	38.4
Year 3	35.6
Year 4	24.2
Year 5	11.4
After Year 5	13.1

Total lease receivables	$163.0

(a) Represents the next 12 months

Sales-Type Leases:

Sales-Type Lessor Maturity Analysis as of December 31, 2023, in millions:

Year 1(a)	$1.9
Year 2	0.6
Year 3	0.3
After Year 3	0.4

Total lease receivables	$3.2

(a) Represents the next 12 months

Sales-type lease revenue was $5.2 million, $4.9 million, and $11.6 million for the years ended December 31, 2023, 2022, and 2021 respectively.

Our net investment in sales-type leases were classified in the Consolidated Balance Sheets as of December 31, as follows:

(In millions)	2023	2022	2021
Trade receivables, net of allowances	$4.8	$5.4	$5.0
Other assets	2.0	0.9	2.5

Total	$6.8	$6.3	$7.5

NOTE 20. RESTRUCTURING

Restructuring charges primarily consist of employee separation benefits under existing severance programs, foreign statutory termination benefits, certain one-time termination benefits, contract termination costs, asset impairment charges and other costs that are associated with restructuring actions. Certain restructuring charges are accrued prior to payments made in accordance with applicable guidance. For such charges, the amounts are determined based on estimates prepared at the time the restructuring actions were approved by management. Inventory write offs due to restructuring are reported in Cost of products and all other restructuring charges are reported as Restructuring expenses in the Statements of Income.

In the third quarter of 2020, the Company implemented a restructuring plan (“2020 restructuring plan”) for manufacturing capacity rationalization across the Company. The Company completed the 2020 restructuring plan as of June 30, 2022 and total cost in connection with the 2020 restructuring plan was $11.0 million.

In the third quarter of 2022, the Company implemented a restructuring plan (the “2022/2023 restructuring plan”) to optimize the overall cost structure for the Company on a global basis. The initiatives under this plan include streamlining operations and enhancing our general and administrative infrastructure. As of December 31, 2023, the Company recognized restructuring charges of $16.8 million, net of a cumulative release of the related liability of $6.5 million. The total estimated cost, net of releases was revised in the second quarter from $8.0 million to $10.0 million to a range of $16.0 million to $18.0 million, which was originally expected to be recognized by the end of 2023. During the quarter we have refined our range to $17.0 million to $18.0 million and now expect the full amount to be recognized by the first quarter of 2024. These changes are due to additional actions being taken, as well as delays in certain actions that support our streamlining operations under this plan.

The following table details the cumulative restructuring charges reported in operating income for the 2022/2023 restructuring plan since the implementation of this plan:

	Cumulative Amount	As of the Quarter Ended				Cumulative Amount
(In millions)	Balance as of December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	Balance as of December 31, 2023
2022/2023 restructuring plan
Severance and related expense	$5.4	$0.6	$2.7	$5.2	$(1.2)	$12.7
Other	—	—	—	1.2	2.9	4.1

Total Restructuring charges	$5.4	$0.6	$2.7	$6.4	$1.7	$16.8

Restructuring charges, net of release of related liability, are reported in restructuring expense within the Consolidated Statements of Income. Liability balances for restructuring activities are included in Accounts payable, trade and other and Other current liabilities in the accompanying Consolidated Balance Sheets. The tables below detail the restructuring activities for the years ended December 31, 2023 and 2022:

		Impacts to earnings
(In millions)	Balance as of December 31, 2022	Charged to Earnings	Releases	Cash Payments	Balance as of December 31, 2023
2022/2023 restructuring plan
Severance and related expense	$4.3	$13.5	$(6.2)	$(7.3)	$4.3
Other	—	4.1	—	(0.4)	3.7

Total	$4.3	$17.6	$(6.2)	$(7.7)	$8.0

		Impacts to earnings
(In millions)	Balance as of December 31, 2021	Charged to Earnings	Releases	Cash Payments	Balance as of December 31, 2022
2020 restructuring plan
Severance and related expense	$0.4	$1.2	$(0.2)	$(1.4)	$—
Other	0.1	0.7	—	(0.8)	—
2022/2023 restructuring plan
Severance and related expense	—	5.7	(0.3)	(1.1)	4.3

Total	$0.5	$7.6	$(0.5)	$(3.3)	$4.3

The Company released $6.2 million and $0.5 million of the liability during the years ended December 31, 2023 and 2022, respectively, which it no longer expects to pay in connection with the restructuring plans due to actual severance payments differing from the original estimates and natural attrition of employees.

NOTE 21. RELATED PARTY TRANSACTIONS

The Company is a party to agreements to lease manufacturing facilities from entities owned by certain of the Company’s employees who were former owners or employees of acquired businesses. As of December 31, 2023, the operating lease right-of-use asset and the lease liability related to these agreements is $3.5 million and $3.7 million, respectively.

As described in Note 1. Summary of Significant Accounting Policies, the Company acquired a non-controlling interest in InnospeXion ApS (“INX”), a manufacturer of x-ray technology. The Company purchases equipment, aftermarket parts, and services from INX, which are included as a component of Inventories on the Consolidated Balance Sheets, Cost of products, or Cost of services in the Consolidated Statements of Income. Purchases of equipment, aftermarket parts, and services from INX were not material during the year ended December 31, 2023.

NOTE 22. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following selected quarterly information for the years ended December 31, 2023 and 2022 has been updated to reflect the change in accounting principle as described in Note 1. Summary of Significant Accounting Policies and the sale of the AeroTech business as described in Note 2. Discontinued Operations:

Consolidated Statements of Income	Three Months Ended
(In millions, except per share data)	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Total revenue	$388.5	$427.7	$403.6	$444.6
Cost of sales	255.6	280.5	258.8	283.8
Income from continuing operations	17.1	28.4	31.1	52.7
Income from discontinued operations, net of taxes	10.1	4.3	410.5	28.4
Net income	27.2	32.7	441.6	81.1
Basic earnings per share: (1)
Continuing operations	$0.53	$0.89	$0.97	$1.65
Discontinued operations	0.32	0.13	12.82	0.89

Net income	$0.85	$1.02	$13.79	$2.54
Diluted earnings per share: (1)
Continuing operations	$0.53	$0.89	$0.97	$1.64
Discontinued operations	0.32	0.13	12.76	0.88

Net income	$0.85	$1.02	$13.73	$2.52

	Three Months Ended
(In millions, except per share data)	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Total revenue	$356.3	$394.0	$398.8	$441.2
Cost of sales	236.4	264.8	262.2	297.5
Income from continuing operations	20.0	26.1	26.5	31.2
Income from discontinued operations, net of taxes	5.7	8.3	9.8	9.8
Net income	25.7	34.4	36.3	41.0
Basic earnings per share: (1)
Continuing operations	$0.62	$0.81	$0.83	$0.97
Discontinued operations	0.18	0.26	0.30	0.31

Net income	$0.80	$1.07	$1.13	$1.28
Diluted earnings per share: (1)
Continuing operations	$0.62	$0.81	$0.83	$0.97
Discontinued operations	0.18	0.26	0.30	0.31

Net income	$0.80	$1.07	$1.13	$1.28

(1)

Quarterly basic and diluted earnings per share amounts may not add up to the full fiscal year total presented due to rounding. Basic and diluted earnings per share are calculated by dividing net earnings by basic and diluted shares outstanding, respectively.

Schedule II—Valuation and Qualifying Accounts

(In thousands)		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions and Other(a)	Balance at End of Period
Year ended December 31, 2021:
Allowance for doubtful accounts	$4,562	$1,980	$1,329	$5,213
Valuation allowance for deferred tax assets	$4,370	$247	$—	$4,617
Year ended December 31, 2022:
Allowance for credit losses	$5,213	$3,507	$2,227	$6,493
Valuation allowance for deferred tax assets	$4,617	$1,180	$3,203	$2,594
Year ended December 31, 2023:
Allowance for credit losses	$6,493	$1,626	$3,192	$4,927
Valuation allowance for deferred tax assets	$2,594	$5,126	$1,712	$6,008

(a)	“Deductions and other” includes translation adjustments, write-offs, net of recoveries, and reductions in the allowances credited to expense.